SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(A free translation of the original in Portuguese)

Companhia Paranaense de Energia - Copel

CNPJ/MF 76.483.817/0001 -20

Publicly Listed Company - CVM 1431-1

www.Copel.com Copel@Copel.com

MANAGEMENT REPORT

AND

FINANCIAL STATEMENTS

December 2004

FINANCIAL STATEMENTS 5

Balance Sheet 5

Statement of Income 7

Statement of Changes in Stockholders’ Equity 8

Statement of Changes in Financial Position 9

Statement of Changes in Financial Position 10

Statement of Added Value 11

Statement of Added Value 12

Notes to the Financial Statements 13

1. Operations 13

2. Presentation of the Financial Statements 15

3. Consolidated Financial Statements 15

4. Significant Accounting Practices 16

5. General Electricity Industry Agreement 18

6. Cash and Cash Equivalents 20

7. Consumers and Resellers 21

8. Provision for Doubtful Accounts 23

9. Services Provided to Third Parties, Net 24

10. Dividends Receivable 24

11. CRC Transferred to the Paraná State Government 24

12. Taxes and Social Contributions 26

13. “Portion A” Offsetting Account 29

14. Other Receivables 31

15. Subsidiary and Associated Company Receivables 32

16. Investments 34

17. Property, Plant and Equipment 36

18. Loans and Financing 38

19. Debentures 43

20. Suppliers 44

21. Payroll and Labor Accruals 47

22. Post-Employment Benefits 47

23. Regulatory Charges 48

24. Other Accounts Payable 48

25. Provisions for Contingencies 49

26. Stockholders’ Equity 50

27. Operating Revenues 52

28. Deductions from Operating Revenues 53

29. Electric Energy Purchased for Resale 53

30. Personnel Expenses 53

31. Pension Fund and Health Care Plan 54

Pension fund 54

32. Materials 56

33. Raw Materials and Inputs Used in Energy Generation 57

34. Natural Gas and Inputs for Gas Operations 57

35. Third party Services 58

36. Regulatory Charges 58

37. Other Operating Expenses 59

38. Equity in the Earnings (Loss) of Subsidiary and Associated Companies 60

39. Financial Results 61

40. Tariff Adjustments 62

41. Wholesale Energy Market (MAE) 63

42. Reconciliation of Provision for Income Tax and Social Contribution on Net Income 65

43. Financial Instruments 65

44. Related Party Transactions 66

45. Profit Sharing 69

46. Insurance 70

47. Statement of Changes in Financial Position 72

48. Wholly-Owned Subsidiaries 76

49. Subsequent Events 81

Report of Independent Auditors 83

Opinion of the Audit Board 85

FINANCIAL STATEMENTS

Balance Sheet

At December 31, 2004 and 2003
(In thousands of reais)

ASSETS	Parent company		Consolidated

	2004	2003	2004	2003

Current assets
Cash and cash equivalents (Note 6)	3,281	2,530	519,236	362,699
Consumers and resellers (Note 7)	-	-	846,144	705,192
Provision for doubtful accounts (Note 8)	-	-	(85,965)	(51,646)
Outsourced services, net (Note 9)	-	-	2,823	878
Dividends receivable (Note 10)	302,018	189,844	2,886	6,758
Services in progress	1,060	1,250	5,621	4,238
CRC transferred to the Paraná State Government (Note 11)	-	-	29,459	123,885
Taxes and contributions recoverable (Note12)	9,212	-	49,269	77,126
Storeroom inventories	-	-	30,632	27,216
“Portion A” offsetting account (Note 13)	-	-	197,162	59,463
Other receivables (Note 14)	4,600	3,556	35,810	104,884

	320,171	197,180	1,633,077	1,420,693

Long-term receivables
Consumers and resellers (Note 7)	-	-	56,921	73,207
CRC transferred to the Paraná State Government (Note 11)	-	-	1,167,945	912,441
Taxes and contributions recoverable (Note 12)	133,654	155,270	528,685	655,664
Judicial deposits (Note 25)	83,364	74,451	146,662	112,385
Subsidiary and associated companies (Note 15)	1,147,886	1,338,774	250,402	55,054
“Portion A” offsetting account (Note 13)	-	-	111,246	178,390
Other receivables (Note 14)	-	1,215	128,342	126,382

	1,364,904	1,569,710	2,390,203	2,113,523

Permanent assets
Investments (Note 16)	5,062,165	4,771,769	456,707	425,547
Property, plant and equipment (Note 17)
In use	-	-	5,530,383	5,574,945
Construction in progress	-	-	594,230	483,246
(-) Special liabilities	-	-	(725,448)	(677,523)
	-	-	5,399,165	5,380,668
Deferred charges	-	-	129	260

	5,062,165	4,771,769	5,856,001	5,806,475

Total assets	6,747,240	6,538,659	9,879,281	9,340,691

The accompanying notes are an integral part of these financial statements,

LIABILITIES AND STOCKHOLDERS’ EQUITY	Parent company		Consolidated

	2004	2003	2004	2003

Current liabilities
Loans and financing (Note 18)	418,735	22,515	514,396	114,665
Debentures (Note 19)	156,620	157,859	156,620	157,859
Suppliers (Note 20)	440	485	767,501	403,630
Taxes and social contributions (Note 12)	115,257	123,103	295,613	321,615
Dividends payable	86,306	43,219	91,352	46,287
Payroll and labor provisions (Note 21)	81	151	84,427	72,241
Post-employment benefits (Note 22)	16	-	124,783	92,173
Regulatory charges (Note 23)	-	-	64,135	50,113
Derivative transactions (Note 43)	-	-	124,629	-
Other accounts payable (Note 24)	12	124	24,481	31,109

	777,467	347,456	2,247,937	1,289,692

Long-term liabilities
Loans and financing (Note 18)	135,932	594,952	702,868	1,229,730
Debentures (Note 19)	457,407	506,761	457,407	506,761
Suppliers (Note 20)	-	-	240,663	272,889
Post-employment benefits (Note 22)	-	-	540,587	566,306
Derivative transactions (Note 43)	-	-	-	33,724
Gas not used	-	-	-	53,715
Taxes and social contributions (Note 12)	-	-	78,408	84,967
Subsidiary and associated companies	-	-	-	5,812
Provisions for contingencies (Note 25)	240,117	231,260	428,762	408,304
Regulatory charges (Note 23)	-	-	1,588	1,588

	833,456	1,332,973	2,450,283	3,163,796

Minority interest	-	-	44,744	28,973

Stockholders’ equity (Note 26)
Capital	3,480,000	2,900,000	3,480,000	2,900,000
Capital reserves	817,293	817,293	817,293	817,293
Revenue reserves	839,024	1,140,937	839,024	1,140,937

	5,136,317	4,858,230	5,136,317	4,858,230

Total liabilities and stockholders’ equity	6,747,240	6,538,659	9,879,281	9,340,691

The accompanying notes are an integral part of these financial statements.

Statement of Income

For the years ended December 31, 2004 and 2003
In thousands of reais

	Parent company		Consolidated

	2004	2003	2004	2003
Operating revenues (Note 27)
Electric energy supply	-	-	4,605,469	3,736,473
Electric energy sales to distributors	-	-	445,856	334,157
Use of transmission grid	-	-	209,766	112,118
Revenues from telecommunications	-	-	41,434	32,212
Distribution of piped gas	-	-	161,227	140,279
Other operating revenues	-	-	80,573	64,984
	-	-	5,544,325	4,420,223

Deductions from operating revenues (Note 28)	-	-	(1,618,551)	(1,325,925)

Net operating revenues	-	-	3,925,774	3,094,298

Operating expenses
Electric energy purchased for resale (Note 29)	-	-	(963,883)	(1,090,392)
Charges on use of transmission system	-	-	(289,606)	(219,893)
Transportation of electricity purchased	-	-	(21,547)	(17,710)
Personnel (Note 30)	(4,063)	(3,050)	(458,267)	(402,454)
Pension fund and health care plan (Note 31)	(86)	(66)	(137,566)	(106,551)
Materials (Note 32)	(30)	(78)	(54,462)	(43,827)
Raw materials and inputs used in energy generation (Note 33)	-	-	(83,212)	(52,867)
Natural gas and inputs used in gas operations (Note 34)	-	-	(207,948)	(200,153)
Third party services (Note 35)	(4,636)	(1,755)	(192,615)	(170,688)
Depreciation and amortization	-	-	(308,910)	(296,232)
Regulatory charges (Note 36)	-	-	(358,489)	(218,780)
Other operating expenses (Note 37)	(4,191)	(64,680)	(247,966)	(133,700)
	(13,006)	(69,629)	(3,324,471)	(2,953,247)

Results from operations	(13,006)	(69,629)	601,303	141,051

Equity in the earnings of subsidiary and associated	420,775	313,800	1,685	16,734
companies (Note 38)
Financial results (Note 39)
Financial income	(5,601)	7,207	415,913	325,823
Financial expenses	(22,899)	(28,085)	(418,719)	(182,247)
	(28,500)	(20,878)	(2,806)	143,576

Operating profit	379,269	223,293	600,182	301,361

Non-operating expenses, net	(26)	(38,535)	(6,358)	(20,530)

Profit before taxation	379,243	184,758	593,824	280,831

Income tax and social contribution on net income (Note 42)
Income tax	(6,367)	(10,009)	(147,877)	(69,735)
Social contribution	1,272	(3,612)	(50,556)	(25,551)
	(5,095)	(13,621)	(198,433)	(95,286)

Net income before minority interest	374,148	171,137	395,391	185,545

Minority interest	-	-	(21,243)	(14,408)

Net income for the year	374,148	171,137	374,148	171,137

Net income per thousand shares	1.3672	0.6254	1.3672	0.6254

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Stockholders’ Equity

In thousands of reais

				Profit
		Capital	Legal	retention	Retained
	Capital	reserves	reserve	reserve	earnings	Total

At December 31, 2002	2,900,000	817,288	157,438	851,348	-	4,726,074

Prior-year adjustment	-	-	-	-	3,598	3,598
Donations and investment grants	-	5	-	-	-	5
Net income for the year	-	-	-	-	171,137	171,137
Appropriations proposed to the AGM
Legal reserve	-	-	8.557	-	(8,557)	-
Payment of dividends	-	-	-	-	(42,584)	(42,584)
Reserve for investments	-	-	-	123,594	(123,594)	-

At December 31, 2003	2,900,000	817,293	165,995	974,942	-	4,858,230

Capital increase	580,000	-	-	(580,000)	-	-
Net income for the year	-	-	-	-	374,148	374,148
Appropriation proposed to the AGM
Legal reserve	-	-	18,707	-	(18,707)	-
Payment of dividends	-	-	-	-	(96,061)	(96,061)
Reserve for investments	-	-	-	259,380	(259,380)	-

At December 31, 2004	3,480,000	817,293	184,702	654,322	-	5,136,317

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Financial Position

For the years ended December 31, 2004 and 2003
In thousands of reais

FINANCIAL RESOURCES WERE PROVIDED BY	Parent company		Consolidated

	2004	2003	2004	2003

Operations
Net income for the year	374,148	171,137	395,391	185,545

Expenses (income) not affecting working capital
Depreciation and amortization	-	-	308,910	296,232
Monetary variations on long-term items, net	(4,175)	(5,638)	9,646	(184,400)
Equity in the earnings of subsidiary and associated companies (Note 38)	(420,131)	(313,734)	(5,849)	(21,476)
Deferred income tax and social contribution on net income	21,617	(49,391)	30,650	(49,958)
Provisions for loss on tax incentives	-	39,590	-	39,590
Provisions (reversals) in long-term liabilities	7,000	526	156,186	394,043
Disposals of long-term receivables	-	-	70,873	4,256
Disposals of investments	-	-	19	3,193
Disposals of property, plant and equipment in use, net	-	-	13,639	7,114
Amortization of goodwill on investments (Note 38)	-	-	4,808	4,808
	(395,689)	(328,647)	588,882	493,402

Adjusted results of operations	(21,541)	(157,510)	984,273	678,947

Dividends received from subsidiary and associated companies	130,060	211,748	5,237	7,738

Gain on sale of investment - Campos Novos Energia S.A.	-	-	-	(24,903)

	108,519	54,238	989,510	661,782

Third parties
Refund of judicial deposits and guarantees	-	-	25,000	-
Subsidiary and associated companies	261,762	-	-	-
Sale of investment - Campos Novos Energia S.A.	-	-	-	88,309
Consumer contributions	-	-	47,925	44,109
Donations and subsidies received	-	5	-	5
Loans and financing (Note 18)	-	-	25,412	-
Long-term receivables transferred to current assets
Consumers and resellers	-	-	20,489	10,385
CRC transferred to the Paraná State Government	-	-	24,214	19,097
ICMS recoverable	-	-	32,907	47,398
“Portion A” offsetting account	-	-	205,231	80,176
Loan agreements	7,961	4,999	4,585	1,260
Other assets	1,215	1,644	1,450	1,651
	270,938	6,648	387,213	292,390

Increase in net current liabilities	307,020	192,741	745,861	105,820

TOTAL FUNDS PROVIDED	686,477	253,627	2,122,584	1,059,992

FINANCIAL RESOURCES WERE USED FOR	Parent company		Consolidated

	2004	2003	2004	2003

Payment of dividends	96,061	42,584	101,533	45,954

Property, plant and equipment	-	-	404,220	297,220

Long-term receivables
Consumers and resellers	-	-	1,859	45,307
CRC transferred to the Paraná State Government – transferred from current assets (Note 11) -		-	170,149	-
Taxes and contributions deferred and for offset	-	-	11,407	17,676
Judicial deposits	7,056	2,713	35,020	35,005
Subsidiary and associated companies	-	90,092	-	-
“Portion A” offsetting account	-	-	111,937	114,404
“Portion A” offsetting account – reclassified from current assets	-	-	-	78,846
Loan agreements	-	-	177,044	24,000
PIS and COFINS regulatory asset (Note 14)	-	-	80,426	-
Other assets	-	-	-	4,116
	7,056	92,805	587,842	319,354

Investments	325	5	37,276	42,094

Transfer of long-term liabilities to current:
Loans and financing (Note 18)	483,035	13,542	581,618	104,694
Debentures (Note 19)	100,000	100,000	100,000	100,000
Suppliers	-	-	32,227	5,627
Post-employment benefits	-	-	144,416	133,483
Derivative transactions (Note 43)	-	-	124,629	-
Taxes, social contributions and other accounts payable	-	-	7,216	6,555
Legal contingencies – net of judicial deposits	-	4,691	1,607	5,011
	583,035	118,233	991,713	355,370

TOTAL FUNDS USED	686,477	253,627	2,122,584	1,059,992

CHANGES IN WORKING CAPITAL

Opening current assets	197,180	164,241	1,420,693	1,052,860
Opening current liabilities	347,456	121,776	1,289,692	816,039
Opening working capital (excess of current liabilities)	(150,276)	42,465	131,001	236,821

Closing current assets	320,171	197,180	1,633,077	1,420,693
Closing current liabilities	777,467	347,456	2,247,937	1,289,692
Closing working capital (excess of current liabilities)	(457,296)	(150,276)	(614,860)	131,001

Increase in net current liabilities	(307,020)	(192,741)	(745,861)	(105,820)

The accompanying notes are an integral part of these financial statements.

Note 47 presents the details of this financial statement.

Statement of Added Value

For the years ended December 31, 2004 and 2003
In thousands of reais

	Parent company			Consolidated

	2004	2003	2004	2003

Revenues
Electric energy sales, services and other revenues	-	-	5,544,325	4,420,223
Cancelled sales and discounts	-	-	(296)	(28)
Provision for doubtful accounts	-	-	(63,987)	(17,538)
Non-operating expenses, net	(26)	(38,535)	(6,358)	(20,530)
Total	(26)	(38,535)	5,473,684	4,382,127

( - ) Inputs purchased from third parties
Electricity purchased for resale	-	-	963,883	1,090,392
Charges for use of electric grid	-	-	311,153	237,603
Materials, inputs and third party services	4,666	1,833	538,237	467,535
Emergency capacity charges	-	-	137,243	106,391
Other inputs	4,055	64,659	167,380	102,384
Total	8,721	66,492	2,117,896	2,004,305

( = ) GROSS ADDED VALUE	(8,747)	(105,027)	3,355,788	2,377,822

( - ) Depreciation and amortization	-	-	308,910	296,232

( = ) NET ADDED VALUE	(8,747)	(105,027)	3,046,878	2,081,590

( + ) Added value transferred
Financial income (-) taxes	6,138	17,890	439,459	349,684
Equity in the earnings of subsidiary and associated companies	420,775	313,800	1,685	16,734
Total	426,913	331,690	441,144	366,418

ADDED VALUE TO BE DISTRIBUTED	418,166	226,663	3,488,022	2,448,008

Note: This statement is presented in conformity with Brazilian Accounting Standard (NBC) 3.7 approved by the Federal Accounting Council (CFC) Resolution No. 1,010, published in the Official Federal Government Gazette (DOU) on January 25, 2005.

(continued)

	Parent company				Consolidated

	2004	%	2003	%	2004	%	2003	%
DISTRIBUTION OF ADDED VALUE:

Personnel
Wages and salaries	3,300		2,415		346,755		282,399
Social charges - FGTS	189		181		26,375		21,998
Food and education allowance	-		-		30,443		23,280
Labor and severance indemnities	-		-		(14,636)		16,931
Transfers to construction in progress	-		-		(37,728)		(31,722)
Pension fund and health care plan	86		66		137,566		106,551
Profit sharing	-		-		18,319		16,000
Total	3,575	0.9	2,662	1.2	507,094	14.5	435,437	17.8

Government
Social charges - INSS	574		454		88,739		73,568
ICMS security	-		-		1,175,935		951,723
PIS	-		-		42,385		37,188
COFINS	-		-		198,238		161,373
Regulatory charges	-		-		358,489		218,780
Income tax and social contribution on net income	5,095		13,621		198,433		95,286
Financial	11,740		10,682		23,546		23,861
Other taxes and rates	8,556		1,021		120,545		93,024
Total	25,965	6.2	25,778	11.4	2,206,310	63.3	1,654,803	67.6

Financing agents
Interest and monetary variations	14,342		27,065		362,628		158,445
Rents	136		21		16,599		13,778
Total	14,478	3.5	27,086	11.9	379,227	10.9	172,223	7.0

Stockholders
Interest on equity	96,061		42,584		101,863		48,386
Minority interest	-		-		21,243		14,408
Retained earnings	278,087		128,553		272,285		122,751
Total	374,148	89.4	171,137	75.5	395,391	11.3	185,545	7.6

	418,166	100.0	226,663	100.0	3,488,022	100.0	2,448,008	100.0

Added value (average) per employee					535		403
Stockholders’ equity contribution rate - %					67.9		50.4
Wealth generation rate - %					35.3		26.2
Wealth retention rate - %					8.4		5.6

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

at December 31, 2004 and 2003

(All amounts in thousands of reais unless otherwise indicated)

1. Operations

Companhia Paranaense de Energia - Copel (Copel, Company or Parent Company) is a publicly-held corporation, with both private and public stockholders, controlled by the Government of the State of Paraná, Brazil, with shares traded in stock exchanges in Brazil, the United States of America and Spain. The Company is engaged, through its subsidiaries, in the research, study, planning, building, and exploitation of production, transformation, transportation, distribution, and sale of energy, in any of its forms, in particular electric energy. These activities are regulated by the National Agency of Electric Energy (ANEEL), which reports to the Ministry of Mines and Energy. Additionally, COPEL is authorized to be a member, together with private companies, of consortiums or companies with the objective of engaging in operations in the energy, telecommunications and natural gas areas.

The subsidiaries of COPEL and their main activities are as follows:

Copel Geração S.A. – a wholly-owned subsidiary which exploits energy generation services; the company has 18 power plants in operation, 17 hydroelectric and one thermoelectric power plants with a combined installed capacity of 4,546.6 MW. This company received from ANEEL the following renewable concessions:

Power plants	River	Installed	Concession	Expiration
		capacity (MW) (**)	date	date

Hydroelectric plants
Gov. Bento Munhoz da Rocha Neto (Foz do Areia)	Iguaçu	1,676.00	24.05.1973	23.05.2023
Gov. Ney Aminthas de Barros Braga (Segredo)	Iguaçu	1,260.00	14.11.1979	15.11.2009
Governador José Richa	Iguaçu	1,240.00	02.05.1980	04.05.2010
Governador Pedro Viriato Parigot de Souza	Capivari - Cachoeira	260.00	23.04.1965	07.07.2015
Guaricana	Arraial	36.00	13.08.1976	15.08.2006
Chaminé	São João	18.00	13.08.1976	15.08.2006
Apucaraninha	Apucaraninha	10.00	14.10.1975	13.10.2025
Mourão	Mourão	8.20	20.01.1964	07.07.2015
Derivação do Rio Jordão	Jordão	6.50	14.11.1979	15.11.2009
Marumbi	Ipiranga	4.80	(***)
São Jorge	Pitangui/Tibagi	2.30	04.12.1974	03.12.2024
Chopim I	Chopim	1.98	20.03.1964	07.07.2015
Rio dos Patos	Rio dos Patos/Ivaí	1.72	14.02.1984	14.02.2014
Cavernoso	Cavernoso/Iguaçu	1.30	07.01.1981	07.01.2011
Salto do Vau	Palmital	0.94	27.01.1954	(*)
Pitangui	Pitangui	0.87	05.12.1954	(*)
Melissa	Melissa	1.00	08.10.1993	(*)
Thermoelectric plant
Figueira		20.00	21.03.1969	26.03.2019

(*) Power plants with capacity lower than 1 MW are only registered with ANEEL.
(**) Unaudited data.
(***) For approval at ANEEL.

Copel Transmissão S.A. – a wholly-owned subsidiary which exploits electric energy transportation and transformation services, in addition to operating part of the national interconnected power system located in the Southern Region of Brazil, for the National Electric System Operator (NOS). This company has 125 substations, operating at voltages equal to or higher than 69 kV, and 6,996.3 km of transmission lines.

Copel Distribuição S.A. – a wholly-owned subsidiary which exploits the distribution and sale of any type of energy, especially electric energy, fuel and energy raw materials. It distributes electric energy in 392 of the 399 municipalities of the State of Paraná, serving 98% of the State consumers, as well as the municipality of Porto União, in the State of Santa Catarina. Additionally, it used to serve independent consumers in the State of São Paulo, whose agreements terminated at the end of 2004.

Copel Telecomunicações S.A. – a wholly-owned subsidiary which exploits and provides telecommunication services and communication services in general.

Copel Participações S.A. – a wholly-owned subsidiary which holds investments in other companies or consortiums.

Companhia Paranaense de Gás – Compagas – a company with private and public shareholders in which Copel Participações holds 51% of the voting capital, and its main activity is the supply of piped natural gas.

Elejor – Centrais Elétricas Rio Jordão S.A. – a company with private and public shareholders in which Copel Participações holds 70% of the voting capital, and its main activity is electric energy generation, but it is still in the pre-operating stage.

2. Presentation of the Financial Statements

The financial statements have been prepared and are presented in accordance with accounting practices adopted in Brazil, together with specific legislation established by ANEEL and the regulations of the Brazilian Securities Commission (CVM).

For comparison purposes, the Company made reclassifications and included, in addition to the wholly-owned subsidiaries, the subsidiary Companhia Paranaense de Gás - Compagas in the financial statements for the years ended December 31, 2004 and 2003.

The subsidiaries’ accounting practices are consistent with those adopted by Copel.

3. Consolidated Financial Statements

The consolidated financial statements are being presented in conformity with CVM Instruction 247/1996 and include the wholly-owned subsidiaries COPEL Geração, COPEL Transmissão, COPEL Distribuição, COPEL Telecomunicações, and COPEL Participações, and the subsidiary Companhia Paranaense de Gás – Compagas.

The balance sheets and statements of income of the companies included in the consolidation are presented in Note 48.

The Company’s investments in the net equities of subsidiaries, as well as the assets, liabilities, revenues and expenses arising from intercompany operations have been eliminated on consolidation, and the minority interest shown separately, so that the consolidated financial statements effectively represent balances and transactions with third parties.

As authorized by the CVM through Letter/CVM/SNC 009/05, the financial statements of the subsidiary Elejor – Centrais Elétricas Rio Jordão S.A. were not included in the consolidation since they do not represent material amounts in the consolidated economic unit. This investment is stated on the equity method of accounting in Copel Participações.

At December 31, 2004 and 2003, Elejor balances were as follows:

	.	Elejor - Centrais Elétricas Rio Jordão S.A.

		2004	2003
Assets
Current assets		29,507	14,669
Long-term receivables		7,937	4,331
Permanent assets		329,998	140,123
Total assets		367,442	159,123

Liabilities
Current liabilities		25,386	18,855
Long-term liabilities		216,917	25,444
Stockholders' equity		125,139	114,824
Total liabilities		367,442	159,123

4. Significant Accounting Practices

a) Financial investments - Stated at cost plus accrued income earned up to the balance sheet date.

b) Consumers and resellers – These include amounts invoiced relating to energy supplied and estimates of energy supplied and not billed at year end, as well as supply of natural gas, recorded on the accrual basis of accounting.

c) Provision for doubtful accounts - Recorded at an amount considered sufficient by management to cover losses on the realization of accounts receivable from consumers and other receivables whose recovery is considered improbable.

d) Storeroom inventories (including items related to plant and equipment) – Materials in the storeroom, classified in current assets, are stated at average purchase cost and materials related to plant and equipment are stated at purchase cost (commodities are stated at average cost). The amounts recorded do not exceed their replacement or realizable values.

e) Investments – Investments in subsidiary and associated companies are recorded on the equity method of accounting. Other investments are recorded at cost, net of a provision for loss, when applicable.

f) Property, plant and equipment - These assets are stated at purchase or construction cost. Depreciation is calculated on the straight-line basis, based on the book balances recorded in the respective Registry Units (UCs), as required by the National Department of Electric Energy (DNAEE) Ordinance 815, of 1994, supplemented by ANEEL Resolution No. 015, of 1997. The annual depreciation rates are those established in the tables attached to ANEEL Resolutions No. 02, of 1997 and 44, of 1999 and presented in Note 17.

Administrative expenses are proportionally appropriated on a monthly basis to plant and equipment. The appropriation of direct personnel expenses and outsourced services is permitted if based on appropriately evidenced criteria.

In conformity with Accounting Instruction 6.3.23 of the Accounting Manual for Electric Utilities, concession-related obligations recorded in the books of account in a specific subgroup of long-term liabilities, are shown as a reduction of property, plant and equipment.

The financial charges, interest and inflationary effects incurred on loans received from third parties to finance constructions in progress are appropriated as costs thereof during the construction period.

g) Loans, financing, and debentures - Loans, financing, and debentures are restated based on the monetary and exchange variations accrued to the balance sheet date, and include interest and other charges established by contract.

h) Deferred income tax and social contribution on net income – These are calculated based on the current income tax and social contribution rates on temporary differences and tax loss carryforwards.

i) Pension Fund and Health Care Plan – Costs related to the pension fund and the health care plan defrayed to Fundação Copel are recognized according to CVM Deliberation No. 371, of 2000, with an adjustment against retained earnings in the 2001 financial year.

j) Provisions for contingencies – The probable losses are recognized at the balance sheet date, based on the nature of each contingency. The bases and nature of these provisions are described in Note 25.

k) Other assets and liabilities – Other current and long-term assets and liabilities are restated to the balance sheet date, when legally or contractually required.

l) Use of estimates – The preparation of financial statements in accordance with accounting practices adopted in Brazil requires management to make estimates to record certain transactions that affect assets and liabilities, income and expenses, as well as the disclosure of information in the financial statements. Actual results from these transactions and information could differ from the estimates. The main estimates related to the financial statements refer to the recording of the effects arising from the provision for doubtful accounts, the useful lives of property, plant and equipment, provisions for contingencies, income tax, pension plan assumptions and post-retirement benefits, as well as transactions involving the purchase and sale of electric energy in MAE, which are recognized based on estimates, and the billings and final settlement are subject to review by the MAE members.

m) Deferral of sector costs – The Brazilian tariff structure is designated to provide the recovery of the Company’s permitted costs. Accordingly, and based on ANEEL regulations, the Company records the variations in permitted costs as deferred regulatory assets when there is a probable likelihood that future income equivalent to costs incurred will be billed and charged through the inclusion of these costs in an adjusted tariff, established by the regulatory agency. The deferred regulatory asset will be eliminated when the consumers are invoiced.

n) Determination of the results of operations - Income and expenses are recognized on the accrual basis of accounting.

o) Net income per share - Determined based on the number of paid up capital shares outstanding on the balance sheet date.

p) Currency hedge transactions - Unrealized net gains and losses related to currency hedge transactions, calculated based on contractual rates, are recognized on the accrual basis of accounting and recorded in long-term liabilities under “Derivatives transactions”, with contra entry to “Financial expenses".

5. General Electricity Industry Agreement

In 2001, the Brazilian electricity industry was subject to an Emergency Energy Consumption Reduction Program. The Government established an Energy Crisis Management Committee to administer demand adjustment programs, coordinate efforts to increase supply and implement emergency measures during the rationing period, which was in force from June 1, 2001 to February 28, 2002.

During this exceptional period, applying market rules would have had severe consequences for electric energy market agents. For this reason, special efforts were required from the society, Government authorities, the Concession authorities, and all the agents of the National Electricity Industry.

At the end of 2001, Generators, Distributors, and the Federal Government reached a General Electricity Industry Agreement (the “Agreement”), with the National Bank for Economic and Social Development (BNDES) acting as the financing agent. The Agreement was administered by ANEEL who issued Resolutions establishing the accounting procedures required to reflect the Agreement, and several other Federal Government decisions through the Energy Crisis Management Committee. The Agreement, signed by the agents on December 18, 2001, was reflected in Provisional Measure No. 14, of December 21, 2001, and subsequently converted into Law 10.438, of April 26, 2002.

As required by the ANEEL regulations, these financial statements are being presented containing the results of processing the changes in the electric energy sector in Brazil, established by the Wholesale Energy Market (MAE) which, as from 2004, was replaced by the Electric Energy Trade Chamber (CCEE).

The accounting adjustments relating to the amounts arising from the General Electricity Industry Agreement are described in Notes 7 and 41.

In July 2002, COPEL Geração signed the General Industry Agreement. Copel Distribuição, a signatory of the Agreement on December 18, 2001, complemented the formalization of the Agreement in June 2002 in accordance with the general meeting of the Brazilian electric energy concessionaires, in compliance with article 6, first paragraph, of Law 10438/02, as well as the requirement established by ANEEL Resolution 90/02. As a result, the Company became entitled to the Special Tariff Readjustment (RTE) which, in June 2002, was requested to ANEEL on account of the losses incurred in the items comprising the so-called “Portion A“, mentioned in the seventh clause of the concession agreement, from January 1, 2001 to October 25, 2001.

However, when ANEEL published Resolution 430 of August 19, 2002, replaced by Resolution 482 of August 30, 2002, including the amounts related to the RTE for all electric energy concessionaires, Copel Distribuição was not included.

In view of this exclusion, Copel Distribuição claimed its status as beneficiary of the RTE at the administrative level with ANEEL through ANEEL Administrative Process 48500.004963/02 -40 which ANEEL, at the final administrative level, did not accept.

The Company did not agree with the ANEEL decision and, in 2004, filed an action which is being analyzed by the Federal Courts of the State of Paraná.

The 2004 regulatory scene was notable for the rules of the new electric energy model for the sector, introduced by Law 10848/04 and regulated by Decree 5163/04. The most important test of this new model was the Electric Energy Auction on December 7, 2004, in which 17,000 average MW of existing electric energy were negotiated. The total amount negotiated reached R$ 74,900,000 with the participation of 35 distributors as purchasers and 18 generators as sellers. The companies signed agreements for eight years with deliveries scheduled as from 2005, 2006 and 2007 for a total of 9,054 average MW to be delivered as from 2005; 6,782 average MW as from 2006 and 1,172 average MW as from 2007.

6. Cash and Cash Equivalents

	Parent company		Consolidated

	2004	2003	2004	2003
Cash and banks	1,846	154	39,625	53,339
Financial investments
Federal banks	1,354	2,306	435,971	279,955
Private banks	81	70	43,640	29,405
	1,435	2,376	479,611	309,360

	3,281	2,530	519,236	362,699

7. Consumers and Resellers

			Overdue	Overdue
		Not yet due	up to 90 days	over 90 days	Consolidated

					2004	2003
Consumers
Residential		69,368	58,516	4,199	132,083	111,408
Industrial		81,884	14,998	16,356	113,238	85,139
Commercial		42,683	19,544	3,941	66,168	52,594
Rural		9,207	3,963	233	13,403	10,775
Public entities		25,017	13,456	30,579	69,052	56,496
Public lightning		10,621	2,167	2,022	14,810	14,532
Utility service		8,757	639	183	9,579	7,441
Unbilled		126,570	-	-	126,570	103,140
Energy installments - current		70,819	10,371	13,027	94,217	97,637
Energy installments - long-term		29,342	-	-	29,342	36,520
Emergency capacity charges (a)		6,532	4,525	7,806	18,863	17,375
Low-income consumer tariff (b)		12,394	-	-	12,394	17,758
Government of Paraná - Fraternal Light Program		1,817	6,706	25,059	33,582	7,948
Gas supply - current		9,117	-	-	9,117	6,910
Gas supply - long-term		886	-	-	886	933
Other receivables		6,000	8,219	32,090	46,309	38,455
		511,014	143,104	135,495	789,613	665,061
Resellers
Supply
Short-term supply		-	-	142	142	1,322
Supply - MAE (Note 41)		11,725	-	-	11,725	25,970
Generator reimbursement - current (c)		3,680	-	-	3,680	8,007
Generator reimbursement - long-term (c)		26,693	-	-	26,693	35,754
Initial contracts		4,065	913	-	4,978	5,741
Bilateral agreements		38,816	-	-	38,816	21,986
		84,979	913	142	86,034	98,780
Transmission System
Electric grid		13,059	-	-	13,059	2,268
Basic grid		14,225	58	-	14,283	12,250
Connection grid		17	9	50	76	40
		27,301	67	50	27,418	14,558

2004	Total current	566,373	144,084	135,687	846,144
	Total long-term	56,921	-	-	56,921

2003	Total current	501,911	123,479	79,802		705,192
	Total long-term	73,207	-	-	-	73,207

a) Emergency capacity charges

Law 10,438/02 determines that the costs, including operating, tax and administrative expenses, relating to the purchase of electric energy (kWh) and the contracting of generation capacity or power (kW) by Comercializadora Brasileira de Energia Emergencial (CBEE), be shared by all classes of end consumers served by the National Interconnected Electricity System, based on their measured individual consumption, in the form of a specific tariff surcharge. The tariff surcharge currently charged to consumers as emergency capacity charge is R$ 0.0067/kWh (ANEEL Resolution 262, effective as from 11/01/2004), and the prior charges were: R$ 0.0085/kWh (ANEEL Resolution 496/03, effective from 09/29/2003 to 10/31/2004), R$ 0.0066/kWh (ANEEL Resolution 295/03, effective from 06/26/2003 to 09/28/2003), R$ 0.0057/kWh (ANEEL Resolution 351/02, effective from 06/28/2002 to 06/25/2003), and from March 1, 2002 the charge was R$ 0.0049/kWh (ANEEL Resolutions 071/02 and 249/02).

Accordingly, the amounts billed and transferred to CBEE as tariff surcharge during 2004 were R$ 136,498 and R$ 128,137, respectively.

The charge is transferred to CBEE when actually received by the Company.

b) Low-income consumer tariff

The Federal Government, through Law 10,438/02, established the application of the residential low-income consumer tariff, which materially affected the Company’s operating revenues.

Presidential Decree No. 4336, of 2002, authorized ELETROBRÁS (Brazilian Electricity Authority) to use the funds from the Global Reversal Reserve (RGR) to compensate the concessionaires for the loss of revenue resulting from charging the low-income consumer tariff as a result of the new criteria established by Law 10438/02, revised by Law 10604/02.

ANEEL advised, through Resolution No. 491, of August 30, 2002, the procedures, conditions, and deadlines for the approval of the amounts used as the basis for the financing to be obtained from ELETROBRÁS.

Beginning September 2002, the Company started to bill the supply of electric energy by applying the low-income consumer tariff based on the new classification criteria of low-income consumer households.

ANEEL, through Normative Resolution 089/04, determined the methodology to be used for calculating the subsidy to be granted to the concessionaire or authorized distributor of electric energy or the amount to be used for reducing their rates, in order to balance the effects of the rate policy applicable to low-income consumer households.

c) Generators’ right of reimbursement

This right of reimbursement of the generators refers to the amounts of electricity from independent suppliers sold within the context of MAE during the electric energy emergency rationing period, from June 1, 2001 to February 28, 2002. These amounts were formally approved by ANEEL Resolution No. 483, of August 29, 2002, ratified by ANEEL Resolution No. 036, of January 29, 2003, and rectified by ANEEL Regulatory Resolutions No. 40, of January 28, 2004 and 45, of March 3, 2004.

The COPEL Geração receivables were separated into current and long-term based on their expected realization, according to the Special Tariff Recovery (RTE) approved for the electric energy distribution utilities.

8. Provision for Doubtful Accounts

The provision for doubtful accounts was recorded in conformity with ANEEL’s Accounting Manual for the Electric Energy Utilities. After a detailed analysis of overdue receivables, Company management considered the following amounts as sufficient to cover possible losses on the realization of receivables:

	Consolidated	Additions (*)	Write-offs	Consolidated

	2003			2004
Consumers and resellers
Residential	22,810	54,729	(20,840)	56,699
Industrial	4,533	9,519	(3,526)	10,526
Commercial	5,417	2,188	(5,307)	2,298
Rural	133	575	(688)	20
Public entities	16,957	(1,376)	-	15,581
Public lightning	1,083	(492)	-	591
Utility service	112	177	(208)	81
Supplies	525	(432)	-	93
Gas supply	76	-	-	76

	51,646	64,888	(30,569)	85,965

(*) Net of reversals

9. Services Provided to Third Parties, Net

		Overdue up	Overdue
	Not yet due	to 90 days	over 90 days	Consolidated

				2004	2003
Telecommunication services	318	200	128	646	384
Services provided to third parties	253	18	2,045	2,316	1,493
Provision for doubtful accounts	-	-	(139)	(139)	(999)

	571	218	2,034	2,823	878

10. Dividends Receivable

.
	Parent company		Consolidated

	2004	2003	2004	2003
Dividends receivable
Sercomtel S.A. - Telecomunicações	-	-	-	1,485
Sercomtel Celular S.A.	-	-	-	661
Tradener Ltda.	-	-	64	64
Dominó Holdings S.A.	-	-	2,437	4,548
FINAM	385	-	385	-
	385	-	2,886	6,758
Interest on equity (Note 15)
COPEL Geração S.A.	130,254	106,872	-	-
COPEL Transmissão S.A.	132,434	59,784	-	-
COPEL Distribuição S.A.	-	-	-	-
COPEL Telecomunicações S.A.	916	916	-	-
COPEL Participações S.A.	38,029	22,272	-	-
	301,633	189,844	-	-

	302,018	189,844	2,886	6,758

11. CRC Transferred to the Paraná State Government

Under an agreement dated August 4, 1994 and addendum of December 1995, the remaining balance of the Result for Offset Account (CRC) was negotiated with the Paraná State Government to be reimbursed in 240 monthly installments, adjusted by the General Price Index - Internal Availability (IGP-DI) and annual interest of 6.65% . On October 1, 1997, the balance payable was renegotiated for payment in the following 330 months, under the price amortization system, the first installment payable on October 30, 1997 and the last on March 30, 2025, the original adjustment and interest clauses being maintained.

On March 19, 2003, the Paraná State Government filed with the Ministry of Finance a request to “federalize” the CRC receivables of COPEL. This request was sent to the National Treasury Secretariat for analysis.

The Company renegotiated the CRC balance at December 31, 2004, of R$ 1,197,403, with the Paraná State Government through the fourth addendum, signed on January 21, 2005, in 244 installments under the price amortization system, the first installment payable on January 30, 2005 and the others in subsequent and consecutive monthly installments.

The renegotiated amount, in addition to the installments not yet due, includes the balance of the installment payable in February 2003 and the installments from March 2003 to December 2004, restated by the IGP-DI rate plus interest of 1% per month. The other original clauses were maintained.

The State Government is complying with the payment of the renegotiated installments as determined by the fourth addendum.

12. Taxes and Social Contributions

	Parent Company		Consolidated

	2004	2003	2004	2003
Current assets
Prepaid income tax (IRRF) and social contribution on net income (CSLL) to offset	9,212	-	22,307	-
Deferred income tax and social contribution (a)	-	-	9,364	9,353
Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) to offset	-	-	-	-
ICMS recoverable (b)	-	-	17,595	67,773
Other	-	-	3	-
	9,212	-	49,269	77,126
Long-term receivables
Deferred income tax and social contribution on: (a)
Pension fund deficit - Plan III	-	-	116,064	122,279
Pension fund and health care plan - CVM Deliberation 371	-	-	57,295	60,880
Temporary additions	126,413	132,232	197,259	169,881
Income tax and social contribution losses	732	9	117,049	161,372
Income tax and social contribution paid in advance and available for offset	6,509	23,029	6,509	23,029
ICMS recoverable (b)	-	-	28,451	118,223
ICMS judicial deposit	-	-	6,058	-
	133,654	155,270	528,685	655,664
Current liabilities
Income tax and social contribution payable	-	3,443	-	33,206
IRPJ/CSLL on CVA deferral (a)	-	-	66,808	14,190
Withholding income tax	-	-	1,039	748
ICMS payable	-	-	127,778	166,308
PIS and COFINS payable	11,306	9,897	31,093	27,373
INSS (REFIS), net of payments (*) (c)	103,698	109,514	67,240	78,890
Other taxes	253	249	1,655	900
	115,257	123,103	295,613	321,615
Long-term liabilities
IRPJ/CSLL on CVA deferral (a)	-	-	38,050	82,316
IRPJ/CSLL on regulatory asset - PIS/COFINS (a)	-	-	27,345	-
ICMS injunction for judicial deposit	-	-	6,058	-
Deferred IRPJ/CSLL (a)	-	-	6,955	2,651
	-	-	78,408	84,967

(*) In the consolidated balances

a) Deferred income tax and social contribution on net income

The Company records deferred income tax calculated at the standard rate of 25% (15% plus an additional 10%) and deferred social contribution at the rate of 9%.

The provision for the pension fund deficit is being realized in conformity with the amortization plan of the respective liability and the provision for health care plan in accordance with the payment of post-employment benefits. The remaining provisions are being realized based on court decisions and the realization of the regulatory assets.

Under current tax legislation, the income and social contribution tax losses may be offset against future taxable income up to the limit of 30% of taxable income of each year, and do not prescribe.

The basis of the tax credits is recorded as follows:

Consolidated

.	2004
Current assets
Deferred income tax (IRPJ) and social contribution on net income (CSLL)	9,364
Long-term receivables
Deferred income tax and social contribution	487,667
(-) Current liabilities
IRPJ/CSLL on CVA deferral	66,808
(-) Long-term liabilities
IRPJ/CSLL on CVA deferral	38,050
IRPJ/CSLL on regulatory asset - PIS/COFINS	27,345
Deferred IRPJ/CSLL	6,955

357,873

In compliance with CVM Instruction No. 371 of June 27, 2002, the table below shows the expected generation of taxable income in amounts sufficient to offset tax credits recorded by the Company, based on studies submitted for the appreciation of and approved by management:

			Consolidated
	Estimated	Actual	estimated
	realizable amount	realized amount	realizable amount

2004	11,946	33,611	-
2005	-	-	38,638
2006	-	-	35,121
2007	-	-	46,709
2008	-	-	70,591
2009	-	-	83,043
After 2009	-	-	83,771

	11,946	33,611	357,873

These projections of future results will be reviewed by management at the end of 2005.

b) ICMS recoverable

The Paraná State Government approved on September 5, 2002, in favor of COPEL Distribuição, the right to record the previously unused Value-Added Tax on Sales and Services (ICMS) credits, originally amounting to R$ 167,485, on the purchase of permanent assets, which were being offset in 48 monthly installments against ICMS payable, adjusted by the Escalator and Conversion Factor (FCA).

From September 2002 to May 2004, 21 installments were offset, totaling R$ 80,552.

The State Government disallowed the right to this credit in 2004, and COPEL therefore reversed the 21 installments already offset, resulting in an ICMS liability, after monetary restatement and interest on arrears, of R$ 108,777. This liability was settled through the offset of part of the receivable from the State of Paraná relating to the CRC account.

c) Tax Recovery Program (REFIS)

In 2000, the Company included in the Tax Recovery Program (REFIS), created by Law 9,964 of 2000, a total debt of R$ 89,766, arising from payables to the National Institute of Social Security (INSS), and settled R$ 45,766 relating to the interest thereon using credits from income tax and social contribution losses purchased from third parties. Considering that the Federal Revenue Secretariat (SRF) has not yet completed the analysis of this transfer of tax credits, in September 2003 the Company recorded a provision which, restated to December 31, 2004, amounts to R$ 67,942 (R$ 45,766 of interest and R$ 22,176 of monetary restatement).

13. “Portion A” Offsetting Account

Interministerial Ordinance 25, of January 24, 2002, issued by the Ministries of Finance and of Mines and Energy, established the Account for Offsetting “Portion A” Differences (CVA), with the intention of registering the differences in costs occurring during the period between annual tariff adjustments, beginning in 2001, relating to the items established in the electric energy distribution concession contracts.

			Consolidated
	Principal	Amortization	Net	Net

			2004	2003
CVA recoverable, 2003 tariff adjustment
Electricity purchased for resale (Itaipu)	66,690	(16,675)	50,015	66,690
Transportation of energy purchased (Itaipu)	940	(234)	706	940
Charges for use of transmission system (basic grid)	32,333	(8,082)	24,251	32,333
Regulatory charges (CDE)	24,372	(6,090)	18,282	24,372
Charges for use of system services - ESS	17,558	(4,392)	13,166	17,558
Monetary restatement - SELIC	59,175	(20,623)	38,552	35,163
	201,068	(56,096)	144,972	177,056
CVA recoverable, 2004 tariff adjustment
Electricity purchased for resale (Itaipu)	7,730	(3,865)	3,865	1,405
Transportation of energy purchased (Itaipu)	4,094	(2,047)	2,047	2,054
Charges for use of transmission system (basic grid)	72,251	-	72,251	29,610
Regulatory charges (CDE)	13,745	(6,873)	6,872	6,093
Charges for use of system services - ESS	26,549	(13,273)	13,276	15,489
Regulatory charges (CCC)	16,670	(8,334)	8,336	2,234
Monetary restatement - SELIC	17,523	(6,270)	11,253	3,912
	158,562	(40,662)	117,900	60,797
CVA recoverable, 2005 tariff adjustment
Electricity purchased for resale (Itaipu)	(7,154)	-	(7,154)	-
Transportation of energy purchased (Itaipu)	1,676	-	1,676	-
Charges for use of transmission system (basic grid)	37,102	-	37,102	-
Regulatory charges (CDE)	(1,139)	-	(1,139)	-
Charges for use of system services - ESS	2,828	-	2,828	-
Regulatory charges (CCC)	7,576	-	7,576	-
Monetary restatement - SELIC	4,647	-	4,647	-
	45,536	-	45,536	-

			308,408	237,853

Total current			197,162	59,463
Total long-term			111,246	178,390

Interministerial Ordinance 116, of April 4, 2003, postponed for 12 months the offset of the balance of the “Portion A” Offsetting Account for the annual tariff adjustments occurring between April 8, 2003 and April 7, 2004.

The balance of CVA for 2002/2003, whose offset was postponed by Ordinance 116/03, including the CVA balance determined for the subsequent twelve months, in accordance with Ordinance 25 of January 24, 2002, will be offset in the electric energy supply tariffs charged by utility concessionaires during the 24 months subsequent to the annual tariff adjustment to be made in the period from April 8, 2004 to April 7, 2005.

Accordingly, in conformity with the ANEEL Technical Note 146 of June 21, 2004, the tariff adjustment in June 2004 included 50% of the balance of the Portion A Offsetting Account for 2002/2003, of R$ 112,193, and R$ 75,184 relating to 2003/2004.

The remaining balances of the two periods will be considered in the 2005 adjustment.

Ordinance 116 also establishes that for purposes of calculating the electric energy supply tariff adjustment, the CVA must also include the differences in the fee payable to the Energy Development Account (CDE).

14. Other Receivables

	Parent company		Consolidated

	2004	2003	2004	2003
Current assets
Employees	-	-	6,599	5,556
Advances to suppliers	-	-	2,262	5,802
Insurance companies	-	-	405	770
Salaries of loaned employees recoverable	-	-	3,224	2,906
Advances for judicial deposits	-	-	1,141	567
Onda Provedor de Serviços installments	4,594	3,550	4,594	3,550
Guarantee deposits	-	-	9,224	12,064
Sale of assets and rights	-	-	522	71,084
Purchase of fuel for account of CCC	-	-	495	1,218
Decommissioning in progress	-	-	2,039	747
Prepayments	-	-	2,910	3,267
RGR - differences of 2002 for offset	-	-	1,922	-
Other receivables	6	6	2,115	(907)
Provision for doubtful receivables	-	-	(1,642)	(1,740)
	4,600	3,556	35,810	104,884
Long-term receivables
Onda Provedor de Serviços installments	-	1,215	-	1,215
Guarantee deposits	-	-	-	25,000
Collateral of STN agreement (Note 18.3)	-	-	27,020	25,907
IUEE - Municipalities (Note 25)	-	-	7,374	7,374
Compulsory loans	-	-	7,484	6,899
Assets and rights for sale	-	-	1,859	1,858
PIS and COFINS regulatory assets (a)			80,426	-
Prepayments	-	-	3,935	4,170
Gas purchase credits	-	-	-	53,716
Other receivables	-	-	244	243
	-	1,215	128,342	126,382

a) PIS and COFINS regulatory assets

Federal Laws 10637 and 10833 changed the calculation basis and increased the rates of PIS and COFINS. As a result, PIS expenses increased from December 2002 to 2004 and COFINS expenses from February to December 2004.

ANEEL, through Circular Letter 302/2005-SFF/ANEEL sent to Copel, recognizes the Company’s right to be reimbursed the additional PIS and COFINS costs, stating that the concessionaires must determine the effects of the changes in the PIS and COFINS calculations up to the balance sheet date, and recognize them as an asset or liability, according to their positive or negative impact, respectively. Based on this, and in accordance with the ANEEL regulations, the Company recorded credits of R$ 80,426 (consolidated) in long-term receivables and a contra entry reducing PIS and COFINS expenses.

The Company believes that the amounts recorded will be recovered in the tariff as from July 2005 but the restatement criteria and recovery period must still be defined by ANEEL.

15. Subsidiary and Associated Company Receivables

The Company has the following receivables from subsidiary and associated companies, recorded at their net amounts:

	Parent company		Consolidated

	2004	2003	2004	2003
Consolidated companies:
COPEL Geração S.A.
Interest on equity receivable (Note 10) (a)	130,254	106,872
Transferred financing (b)	404,738	440,540	-	-
Transfer of Plan III - post-employment benefits (Note 22)	-	(16,029)	-	-
Current accounts	(519,096)	(136,552)	-	-
	15,896	394,831	-	-
COPEL Transmissão S.A.
Interest on equity receivable (Note 10) (a)	132,434	59,784
Transferred financing (b)	31,312	36,936	-	-
Transfer of Plan III - post-employment benefits (Note 22)	-	(14,571)	-	-
Current accounts	(80,448)	11,219	-	-
	83,298	93,368	-	-
COPEL Distribuição S.A.
Transferred financing (b)	118,617	139,991	-	-
Debentures transferred (b)	614,027	557,911	-	-
Transfer of Plan III - post-employment benefits (Note 22)	-	(39,343)	-	-
Current accounts	171,388	136,352	-	-
	904,032	794,911	-	-
COPEL Telecomunicações S.A.
Interest on equity receivable (Note 10) (a)	916	916
Transfer of Plan III - post-employment benefits (Note 22)	-	(2,841)	-	-
Current accounts	64,109	35,321	-	-
	65,025	33,396	-	-
COPEL Participações S.A.
Interest on equity receivable (Note 10) (a)	38,029	22,272
Transfer of Plan III - post-employment benefits (Note 22)	-	(73)	-	-
Current accounts	309,763	152,650	-	-
	347,792	174,849	-	-
Companhia Paranaense de Gás - Compagas
Loan agreement	-	6,209	-	-
	-	6,209	-	-

Total consolidated	1,416,043	1,497,564	-	-
Non-consolidated companies:
Loan agreements
Foz do Chopim Energética Ltda.	33,476	31,054	33,476	31,054
Elejor - Cent. Elet. do Rio Jordão S.A. (c)	-	-	216,926	24,000
Total non-consolidated	33,476	31,054	250,402	55,054

	1,449,519	1,528,618	250,402	55,054

Total current - Note 10	301,633	189,844	-
Total long-term	1,147,886	1,338,774	250,402	55,054

a) Interest on equity receivable

These relate to dividends receivable from the wholly-owned subsidiaries, calculated as interest on stockholders’ equity, as established in the Company’s by-laws, relating to 2001, 2003 and 2004.

b) Loans, financing and debentures transferred

The Company assigned loans and financing to its wholly-owned subsidiaries when these were formed in 2001. However, the agreements whose transfer to the respective subsidiaries have not yet been formalized are also recorded in the parent company.

For financial statement purposes, the balances of these loans and financing transferred, without interest charges, are shown separately as receivables from wholly-owned subsidiaries and as loans and financing payable, totaling R$ 554,667 at December 31, 2004 (Note 18).

The amount of R$ 614,027 relating to debentures was also transferred to COPEL Distribuição, the same comment as in the previous paragraph being applicable (Note 19).

c) Loan agreement with Elejor

The loan agreement with Elejor, of R$ 216,926 (R$ 24,000 in 2003), aims at assuring the continuity of the construction of the plants comprising the Fundão-Santa Clara Electric Energy Complex, as well as the transmission system. The loan will be paid in 120 monthly and consecutive installments, with a grace period of six months after the start of operations of the fourth turbine of the Complex, estimated for October 2006, plus interest “pro rata temporis” of 3.198% p.a., and as spread the Interbank Certificate of Deposit (CDI) interest rate as from the date of each transfer.

16. Investments

Investments comprise the following:

	Parent company		Consolidated

	2004	2003	2004	2003
Wholly-owned subsidiaries (Note 48)
COPEL Geração S.A.	2,368,944	2,367,573	-	-
COPEL Transmissão S.A.	835,195	773,121	-	-
COPEL Distribuição S.A.	1,370,144	1,163,151	-	-
COPEL Telecomunicações S.A.	108,974	110,003	-	-
COPEL Participações S.A.	374,246	353,583	-	-
	5,057,503	4,767,431	-	-
Associated companies and subsidiaries (a)	-	-	443,596	410,914
Other investments
FINAM (Amazon Investment Fund) - Nova Holanda	7,761	7,761	7,761	7,761
FINAM	32,285	32,285	32,285	32,285
FINOR (Northeast Investment Fund)	9,970	9,970	9,870	9,870
Provision for loss on tax incentives	(47,900)	(47,900)	(47,900)	(47,900)
Properties for future service use	-	-	6,810	8,731
Other investments	2,546	2,222	4,285	3,886
	4,662	4,338	13,111	14,633

	5,062,165	4,771,769	456,707	425,547

a) Associated companies and subsidiary

	Net equity		Copel	Consolidated
	of investee		holding	investment

	2004	2003	(%)	2004	2003
Associated companies
Sercomtel S.A. - Telecomunicações	217,060	242,824	45.00	97,677	109,271
Goodwill				14,252	18,480
Total Sercontel S.A. - Telecomunicações				111,929	127,751
Sercomtel Celular S.A.	38,593	40,795	45.00	17,367	18,358
Goodwill				1,963	2,543
Total Sercomtel Celular S.A.				19,330	20,901
Dominó Holdings S.A. (*)	515,609	461,257	15.00	77,341	69,189
Escoelectric Ltda. (*)	554	2,331	40.00	222	932
Copel Amec S/C Ltda. (*)	692	649	48.00	332	312
Dona Francisca Energética S.A.	(16,350)	(18,845)	23.03	-	-
Carbocampel S.A. (*)	568	596	49.00	278	292
Braspower International Engineering S/C Ltda.(*)	(72)	(524)	49.00	-	-
Advances for capital increase				176	159
Centrais Eólicas do Paraná Ltda. (*)	4,911	4,101	30.00	1,473	1,230
Foz do Chopim Energética Ltda. (*)	52,335	35,882	35.77	18,721	12,835
UEG Araucária Ltda.	(124,951)	(64,025)	20.00	-	-
Advances for capital increase				141,899	141,899
Onda Provedor de Serviços S.A. (*)	-	(307)	24.50	-	-
				371,701	375,500
Subsidiary
Elejor - Centrais Elétricas do Rio
Jordão S.A. (**) (***)	125,139	114,824	35.12	49,080	35,414
Goodwill				22,815	-
Total Elejor - Centrais Elétricas do Rio Jordão S.A.				71,895	35,414

				443,596	410,914

(*) Unaudited     (**) In pre-operating stage     (***) Holding in the total capital

The investments in Sercomtel S.A. Telecomunicações and Sercomtel Celular S.A. include goodwill on acquisition (R$ 42,289 and R$ 5,814), with net balances of R$ 14,252 and R$ 1,963, respectively. This goodwill is being amortized at the annual rate of 10% with a charge to income of R$ 4,808 (R$ 4,228 and R$ 580) in 2004 and 2003. The goodwill paid on these investments was based on the expected future return and the amortization over ten years, at the annual rate of 10%, resulted from the valuation of the return on the investments based on discounted cash flows.

On December 18, 2003, the Company entered into an agreement with Triunfo Participações e Investmentos S.A. under which the latter commits to sell 30% of the common shares held in Elejor – Centrais Elétricas Rio de Jordão S.A. Accordingly, the Company’s investment in this venture increased to 70% of the common shares Elejor capital comprises 60,300 thousand common shares and 59,900 thousand preferred shares. This transaction was approved by ANEEL in conformity with Resolution 302 of July 27, 2004, published in the Official Federal Government Gazette on July 28, 2004, and by the Administrative Council for Economic Defense (CADE) in the 330th Ordinary Meeting held on September 15, 2004.

The Company signed an agreement with Lanis Ltda., on July 9, 2004 for the sale of its 24.5% shareholding in Onda Provedor de Serviços S.A., and received the proceeds in October 2004.

17. Property, Plant and Equipment

		Accumulated	Consolidated
	Cost	depreciation	Net	Net

			2004	2003
In use
Generation	4,208,087	(1,384,574)	2,823,513	2,908,917
Transmission	1,294,572	(406,546)	888,026	861,093
Distribution	3,019,795	(1,451,514)	1,568,281	1,563,891
Telecommunications	271,775	(106,324)	165,451	155,892
Investments	407	(209)	198	236
Compagas	101,440	(16,526)	84,914	84,916
	8,896,076	(3,365,693)	5,530,383	5,574,945
Construction in progress
Generation	178,956	-	178,956	175,123
Transmission	114,668	-	114,668	93,118
Distribution	245,281	-	245,281	184,498
Telecommunications	19,913	-	19,913	10,628
Investments	1	-	1	5
Compagas	35,411	-	35,411	19,874
	594,230	-	594,230	483,246
	9,490,306	(3,365,693)	6,124,613	6,058,191
Special liabilities (a)
Transmission			(7,140)	(7,140)
Distribution			(718,308)	(670,383)
			(725,448)	(677,523)
.

			5,399,165	5,380,668

Under Articles 63 and 64 of Decree 41,019, of 1957, assets and premises used to generate, transmit, distribute, and sell electric energy are attached to these services and cannot be withdrawn, sold, assigned, or pledged in guarantee without the prior written consent of the Regulatory Agency. ANEEL Resolution No. 20/1999 regulates the release of assets from the concessions of the Public Electric Energy Utilities, by granting prior authorization to release assets not used in the concession, when intended for sale. This Resolution also determines that the proceeds from the sale be deposited in a blocked bank account and invested in the concession.

The principal depreciation rates established by ANEEL Resolution No. 44/1999 and Ministry of Communications Ordinance 96, of 1995, are as follows:

%

Generation
General equipment	10.0
Generators	3.3
Reservoirs, dams and water mains	2.0
Hydraulic turbine	2.5
Transmission
Conductor and system structure and transformer	2.5
General equipment	10.0
Re-connectors	4.3
Distribution
Conductor and system structure and transformer	5.0
Capacitors and distribution switch	6.7
Voltage regulator	4.8
Central administration
Machinery and office equipment	10.0
Furniture and fixtures	10.0
Telecommunications
Energy and transmission equipment (telecommunications)	10.0
Overhead and underground cables, wiring and private switching center	10.0
Natural gas supply
Gas pipeline	3.3
Gas pipeline equipment	10.0

a) Special liabilities

These liabilities refer to obligations linked to the electric energy utility concession and represent funds provided by the Federal Government and consumers, as well as donations for which there are no obligations of any return to the donors, as well as subsidies for investments in distribution. The maturity of these special liabilities is established by the Regulatory Agency for transmission and distribution concessions, to be settled at the end of the concessions.

b) Electric Energy Universalization Plans

ANEEL established through Resolution No. 223, of April 29, 2003, the overall conditions for preparing the Electric Energy Universalization Plans intended to supply new consumer households and units or increase capacity. This Resolution regulates the provisions of Articles 14 and 15 of Law 10,438/02, and defines the responsibilities of the concessionaires and authorized electricity distribution utilities. Up to December 31, 2004, the consumers were refunded R$ 4,427.

The “light for everyone” program, implemented by the Federal Government, aims at advancing this goal and providing electric energy to 100% of Brazil up to 2008, with no costs to the consumer.

c) Inventory taking of property, plant and equipment

The Company takes periodic physical inventories of all its assets within its concession area.

18. Loans and Financing

As mentioned in Note 15, all the Company’s loans and financing refer to liabilities with financial institutions assigned to wholly-owned subsidiaries, whose transfers are being formalized. The balance comprises:

	Current portion		Long-term	Parent company
	Principal	Interest	Principal	Total	Total

				2004	2003
Foreign currency
Eurobonds (1)	398,160	6,578	-	404,738	440,540
National Treasury (3)	12,510	1,487	135,932	149,929	176,927

	410,670	8,065	135,932	554,667	617,467

Consolidated loans comprise:

				Consolidated
	Current portion		Long-term	Total	Total

	Principal	Interest	Principal	2004	2003
Foreign currency
Eurobonds (1)	398,160	6,578	-	404,738	440,540
IDB (2)	26,613	3,715	146,371	176,699	215,691
National Treasury (3)	12,510	1,487	135,932	149,929	176,927
Banco do Brasil S.A. (4)	6,416	684	25,666	32,766	40,796
Eletrobrás (5)	8	-	72	80	92
	443,707	12,464	308,041	764,212	874,046
Local currency
Eletrobrás (5)	46,328	20	355,812	402,160	408,202
BNDES (6)	11,649	25	37,835	49,509	59,783
Banestado (7)	116	-	61	177	1,183
Banco do Brasil S.A. (4)	81	6	1,119	1,206	1,181
	58,174	51	394,827	453,052	470,349

	501,881	12,515	702,868	1,217,264	1,344,395

(1) Eurobonds – Issue of Eurobonds on May 2, 1997 due on May 2, 2005, equivalent to US$150,000, bearing interest of 9.75% per annum, with semi-annual payment as from November 2, 1997. The agreement contains the following restrictive clause.

The EBITDA/financial expenses ratio (consolidated) must be at least 2.5 and the total debt/EBITDA ratio should not exceed 3.25 (consolidated). These are being complied with.

(2) IDB (Interamerican Development Bank) – Loan to the Segredo hydroelectric power plant and Jordão river deviation project, received on January 15, 1991, totaling US$ 135,000. The principal, the first installment of which was paid on January 15, 1997, and interest are due semi-annually to 2011. Interest is calculated according to the IDB funding rate, which in the second half of 2004 was 4.62% p.a.

(3) National Treasury – The rescheduling of medium and long-term debt, signed on May 20, 1998, of the financing received under Law 4.131/62, is shown below:

	Maturity	Final	Grace period
Bond type	(years)	maturity	(years)	Consolidated

				2004	2003
Par Bond (a)	30	15.04.2024	30	42,356	46,085
Capitalization Bond (b)	20	15.04.2014	10	34,367	41,350
Debt Conversion Bond (c)	18	15.04.2012	10	30,009	37,024
Discount Bond (d)	30	15.04.2024	30	29,319	31,919
El Bond - Interest Bonds (e)	12	15.04.2006	3	4,309	7,817
New Money Bonds (f)	15	15.04.2009	7	4,749	6,317
FLIRB (g)	15	15.04.2009	9	4,820	6,415

				149,929	176,927

The annual interest rates and repayments are as follows:

a) Par Bond – Interest of 4.0% p.a. in the first year and 6.0% p.a. to final maturity, with a single repayment at the end of the agreement.

b) Capitalization Bond – Interest of 4.0% p.a. in the first year and 8.0% p.a. to final maturity, repayable in 21 semi-annual installments as from April 2004.

c) Debt Conversion Bond – Interest equivalent to semi-annual LIBOR + 7/8 of 1% p.a., repayable in 17 semi-annual installments as from April 2004.

d) Discount Bond – Interest equivalent to semi-annual LIBOR + 13/16 of 1% p.a., with a single repayment at the end of the agreement.

e) El Bond – Interest Bonds – Interest equivalent to semi-annual LIBOR + 13/16 of 1% p.a., repayable in 19 semi-annual installments as from April 1997.

f) New Money Bonds – Interest equivalent to semi-annual LIBOR + 7/8 of 1% p.a., repayable in 17 semi-annual installments as from April 2001.

g) FLIRB – Interest of 4.0% to 5.0% p.a. in the first years and semi-annual LIBOR + 13/16 of 1% p.a. after the 6th year to the end of the agreement, repayable in 13 semi-annual installments as from April 2003.

As collateral for this agreement, the Company assigned and transferred to the Federal Government, conditioned to the non-payment of any financing installment, the credits that are made to the Company’s centralized revenues account, up to a limit sufficient to cover the payment of installments and other charges payable at each maturity. For the Discount and Par Bonds, there are collateral deposits of R$ 11,149 and R$ 15,871 (R$ 10,690 and R$ 15,217 at December 31, 2003), respectively, recorded in long-term receivables, other receivables (Note 14).

(4) Banco do Brasil S.A. – Agreements denominated in Japanese yen for the gas-insulated substation – Salto Caxias, repayable in 20 semi-annual installments as from March 7, 2000, bearing interest of 6.6% p.a. The debt is guaranteed by COPEL’s revenues.

A Private Contract of Credit Assignment with the Federal Government, through Banco do Brasil S.A., signed on March 30, 1994, repayable in 240 monthly installments based on the Price system as from April 1, 1994, monthly restated by the TJLP and IGPM and interest of 5.098% p.a.

(5) Eletrobrás - Loans derived from the Eletrobrás Financing Fund (FINEL) and the Global Reversal Reserve (RGR) for expansion of the generation, transmission and distribution systems. Repayments started in February 1999 and the last payment is due in August 2021.

Interest of 5.5% to 6.5% p.a. and repayments of principal are made monthly, adjusted by the Eletrobrás Financing Rate (FINEL) and Federal Reference Unit (UFIR) indices. The contract transferred to COPEL Distribuição, using IBRD funds, bears interest at 3.98% p.a. paid semi-annually; this loan is collateralized by the Federal Government.

(6) BNDES – Loan to finance the Deviation of the Jordão river, repayable in 99 monthly installments as from October 15, 1997. Interest is based on the TJLP (long-term interest rate) (limited to 60%) plus a 6% p.a. spread. The loan is collateralized by COPEL revenues.

Four agreements of Companhia Paranaense de Gás – Compagas, signed on December 14, 2001, repayable in 99 installments, with interest of 4% p.a. – two for the purchase of machinery and equipment, subject to the TJLP rate (limited to 6.0% p.a.) and two for works, facilities and services, subject to the UNBND rate.

(7) Banco Banestado S.A. – Urban Development Fund contracts, signed on December 2, 1996 and July 23, 1998, repayable in 96 monthly installments under the Price repayment method, with a grace period of 12 months, and adjustments based on the monthly Referential Rate (TR) and interest of 8.5% p.a. The contract signed on December 2, 1996 was concluded in September 2004.

a) Breakdown of loans and financing by currency and index:

Currency / Index	Consolidated

	2004	%	2003	%
Foreign currency
U.S. dollar	554,747	45.57	617,559	45.95
Yen	32,766	2.69	40,796	3.03
IDB – currency basket	176,699	14.52	215,691	16.04
	764,212	62.78	874,046	65.02
Local currency
TR – Brazilian Reference Interest Rate	176	0.02	1,183	0.08
URBNDES and TJLP- Long-term Interest Rates	49,591	4.07	59,807	4.45
IGP-M – General Market Price Index	1,124	0.09	1,156	0.09
UFIR – Fiscal Reference Unit	33,593	2.76	13,220	0.98
FINEL – Eletrobrás Financing Rate	368,568	30.28	394,983	29.38
	453,052	37.22	470,349	34.98

	1,217,264	100.00	1,344,395	100.00

b) Changes in foreign currencies and index rates used in the Company’s loans and financing:

Currency/index		Change (%)

	2004	2003
U.S. dollar	(8.13)	(18.23)
Yen	(3.98)	(9.30)
IDB – currency basket	3.07	7.35
TR	1.73	4.57
URBNDES	3.50	5.26
IGP-M	12.41	8.71
FINEL	2.38	1.70
INPC	6.13	10.38

c) Maturity of the long-term portion:

	Foreign	Local
	currency	currency	Consolidated

			2004	2003
2005	-	-	-	530,916
2006	44,118	52,045	96,163	90,128
2007	42,689	46,783	89,472	87,248
2008	42,690	42,200	84,890	86,062
2009	41,633	38,537	80,170	80,136
2010	34,158	37,316	71,474	73,496
2011	20,851	37,315	58,166	58,239
2012	5,553	31,087	36,640	35,913
2013	3,563	31,021	34,584	33,671
2014	1,785	30,917	32,702	33,671
2015	1,785	30,917	32,702	33,671
After 2015	69,216	16,689	85,905	86,579

	308,041	394,827	702,868	1,229,730

In order to comply with the 2005 investments and Debt Service Program, the Company is conducting studies and evaluations in order to raise funds by May 2005, in addition to using own funds.

d) Changes in loans and financing:

	Foreign currency		Local currency		Consolidated
Balances	Current portion	Long-term	Current portion	Long-term	Total

At December 31, 2002	70,557	1,027,428	74,148	461,781	1,633,914
New loans	-	-	-	-	-
Interest capitalized	-	-	-	44	44
Interest	68,078	-	37,171	-	105,249
Monetary and exchange variations	(11,322)	(168,127)	1,708	13,297	(164,444)
Transfers	47,985	(47,985)	56,709	(56,709)	-
Repayments	(112,568)	-	(117,800)	-	(230,368)
At December 31, 2003	62,730	811,316	51,936	418,413	1,344,395

New loans	-	-	-	25,412	25,412
Interest capitalized	-	-	-	-	-
Interest	62,110	-	34,945	-	97,055
Monetary and exchange variations	(75,547)	15,354	638	13,991	(45,564)
Transfers	518,629	(518,629)	62,989	(62,989)	-
Repayments	(111,751)	-	(92,283)	-	(204,034)
At December 31, 2004	456,171	308,041	58,225	394,827	1,217,264

19. Debentures

The issue of debentures was completed on May 9, 2002 by the full subscription of the total amount of R$ 500,000, divided into three series (R$ 100,000, R$ 100,000 and R$ 300,000, respectively), with a term of five years, payable on March 1, 2007. The first series was repurchased on February 27, 2004 and the second series was renegotiated in March 2005 with the Interbank Deposit (DI) interest rate plus 1.50% p.a.

The debentures are non-preferred (subordinated liability), jointly and severally collateralized by the wholly-owned subsidiaries of COPEL and are not convertible into shares. The funds were used to pay the Euro-Commercial Paper and applied in the 2002-2004 program of investments in the wholly-owned subsidiaries.

Interest of the 1st and 2nd series is equal to the Interbank Deposit (DI) interest rate [calculated and disclosed by the Central System for Custody and Financial Settlement of Securities (CETIP)], expressed as an annual percentage, base 252 days, compounded by a 1.75% p.a. spread. This interest will be paid semi-annually on the first business day of March and September. The nominal unit value of the 3rd series bears interest as from the issue date, March 1, 2002, based on the IGP-M, prorated to the number of business days, plus interest of 13.25% p.a. Interest will be paid annually on the first business day of March, adjusted based on the IGP-M, in a single installment, together with the principal.

In March 2005, Copel filed with the CVM the request for recording a Debenture Program in the amount of R$ 1,000,000. The 1st series of this program will amount to R$ 400,000 and the funds therefrom will be used to pay Eurobonds of US$ 150,000 issued in 1997.

At December 31, 2004, the balance of debentures was as follows:

	Current portion	Long-term	Parent company and
	Principal / interest	Principal	Consolidated

			2004	2003
Local currency
Debentures	156,620	457,407	614,027	664,620

	156,620	457,407	614,027	664,620

These balances of debentures of R$ 614,027 were transferred to COPEL Distribuição (R$ 557,911, at December 31, 2003), in the same manner as the transfer of loans and financing (Notes 15 and 48).

20. Suppliers

	Parent company		Consolidated

	2004	2003	2004	2003
Charges for use of electricity grid
Connection	-	-	251	1,180
Basic grid	-	-	35,318	35,252
Energy transportation	-	-	2,622	2,450
	-	-	38,191	38,882
Electricity suppliers
Administracion Nac. de Eletr. - ANDE (Paraguay)	-	-	5,229	4,066
Eletrobrás (Itaipu)	-	-	62,736	68,741
Concessionaires - MAE (Note 41)	-	-	-	4,772
Cia. de Interconexão Energética - CIEN	-	-	63,000	63,000
Cia. de Interconexão Energética - CIEN - long-term	-	-	239,774	272,000
Itiquira Energética S.A.	-	-	5,894	5,268
Dona Francisca Energética S.A.	-	-	30,517	3,625
Other concessionaires	-	-	51,503	20,458
	-	-	458,653	441,930
Materials and services
Petróleo Brasileiro S.A. - Petrobras (c)	-	-	468,495	164,501
Other suppliers	440	485	41,936	30,317
Other suppliers - long-term	-	-	889	889
	440	485	511,320	195,707

	440	485	1,008,164	676,519

Total current	440	485	767,501	403,630
Total long-term (LP)	-	-	240,663	272,889

Company management constantly renegotiates contracts, conducts studies, surveys, analyses, and audits to improve the existing contractual terms and conditions. Accordingly, on February 25, 2003, the Board of Directors authorized the suspension of payments of the UEG Araucária Ltda. and Companhia Paranaense de Gás – Compagas contracts.

a) UEG Araucária Ltda. – Contract entered into with COPEL for the purchase and sale of guaranteed power, at the nominal amount of 484.7 MW, signed on May 31, 2000 and effective for 20 years as from the start-up of the thermal plan being built in the Municipality of Araucária, State of Paraná.

Under the purchase and sale of the guaranteed power contract, and the operation and maintenance of the natural gas thermal power plant, COPEL and UEG Araucária agreed that the entire initial guaranteed power of the plant, of 484.7 MW, would be exclusively sold to COPEL.

The monthly amounts paid to December 2002 refer to advances of the amounts which would be due under the terms of the agreement that would be signed between the parties to the original contract, provided that the new agreement would receive the required regulatory authorization. The payments were suspended as from January 2003 by the new management due to the cessation of the negotiations for preparing the new agreement to replace the purchase and sale agreement of the guaranteed electric energy.

On April 1, 2003, UEG Araucária filed a claim against the Company in the Paris Court of Arbitration with the objective of obtaining an arbitration regarding the alleged non-performance of the contract. On April 22, 2003, UEG Araucária sent to COPEL a notification terminating the contract.

On June 22, 2003, COPEL filed in the Paraná State courts an action claiming the annulment of the arbitration clause and was granted an injunction suspending the arbitration procedures, or otherwise subjecting the other party to a daily fine.

Based on the Legal Opinion of the Civil Law Institute (IDC), prepared by renowned jurists, Company management understands that this contract is null and void from a legal standpoint because it was not approved by ANEEL.

Additionally, this opinion mentions that the payment of the purchase value of the plant as a contractual fine, as claimed in the arbitration request, cannot be considered payable before there is a final decision on the litigation by the Brazilian courts. Moreover, this contractual fine is significantly higher than the market value of a similar plant, which is not in compliance with applicable legislation.

Company management, based on this legal opinion and on the understanding that the contract signed by the parties is null and void, decided to reverse the accrued monthly billings of the UEG Araucária contract at June 30, 2003.

On August 14, 2003, the Company filed an new lawsuit against UEG Araucária, called Anticipated Evidence Injunction, notified under No. 24.546/2003 with the 3rd District Tax Court of Curitiba, currently in the final audit stage. The Company intends, in this manner, to provide evidence in its favor that it is impossible to operate the plant in a continuous, safe, permanent manner. A court audit inspection is currently being carried out by an expert appointed by the court based on prerequisites filed by the Company and UEG Araucária, who will issue a technical opinion containing his/her conclusions. The Company and UEG Araucária have appointed technical assistants to follow up on the inspection and they will also issue their conclusions on the same prerequisites.

The preliminary hearing at the Arbitration Court, CCI, Paris, was held on February 22, 2004. This hearing was adjourned to April 15, 2004. On that occasion, COPEL reaffirmed its position that it will not accept the arbitration and noted that there is a decision by Brazilian courts nullifying the contract’s arbitration clause that supported the Paris proceedings. In July 2004, there was a further hearing in Paris, continuing the arbitration procedure, when COPEL reaffirmed its previous position. On December 6, 2004, the Arbitration Court, by majority, decided that it was competent to judge the proceedings. This judgment will not affect or change the decisions of the Brazilian courts concerning this matter. After this, the Arbitration Court will discuss the merits of the litigation between the parties.

b) Cia. Paranaense de Gás - Compagas – Contract for sale of natural gas, signed in 2000, intended exclusively to be consumed by UEG Araucária to generate electric energy. The agreement period is 20 years, starting on the date the first supply was made (2002).

Because of the litigation with UEG Araucária and the fact that the energy purchase agreement entered into by the Company with UEG was not approved by ANEEL, the Company suspended the payments relating to the natural gas purchase agreement (this natural gas would be the fuel for the power plant that has never operated) to Compagas which, in turn, suspended payments to Petrobras.

The amount recorded in this account refers to the accrual of the natural gas volume guaranteed by the agreement signed by the parties on a “take or pay” basis. The agreement also prescribes that the amount paid can be recovered over a seven-year period, linked to the equivalent gas consumption. However, this recovery depends on the results of the Company’s discussions with the other shareholders of UEG Araucária, as mentioned in item “a” of this Note.

c) Petróleo Brasileiro S.A. - Petrobras – The amounts of the liabilities to Petrobras result from the inclusion of Compagas in the consolidated balance sheets.

21. Payroll and Labor Accruals

	Parent company		Consolidated

	2004	2003	2004	2003
Payroll
Payroll, net	-	-	18,574	16,563
Taxes and social contributions	81	151	13,133	10,748
	81	151	31,707	27,311
Labor accruals
Vacation pay and 13th month salary	-	-	39,715	33,812
Payroll charges on vacation pay and 13th month salary	-	-	13,005	11,118
	-	-	52,720	44,930

	81	151	84,427	72,241

22. Post-Employment Benefits

The company’s subsidiaries sponsor Fundação Copel which administers retirement pension plans (“Pension Fund”) and a medical and dental assistance plan (“Health Care Plan”) offered to their current and former employees and their dependents. Both the sponsors and the beneficiaries make contributions to the fund and plan based on actuarial calculations prepared by independent actuaries, according to the current regulations applicable to closed-end supplementary pension entities in order to raise sufficient funds to cover obligations of future benefits.

With the formation of the wholly-owned subsidiaries in 2001, the balance of the debt related to the change in plan (Pension Plan III) in 1998, restated to that date, was transferred to these companies and financed in 210 monthly installments, indexed to the INPC and bearing interest of 6% p.a., payable as from August 1, 2001. As guarantee of these contracts, the sponsors authorized Fundação Copel to block the bank current accounts held by them and the Company is a co-guarantor of any deficit arising from the benefits granted.

The Company adopts the accounting practices established by CVM Deliberation No. 371, of December 13, 2000, to record the costs of the pension fund and the health care plan, as well as the charges on the debt assumed with Plan III (Note 31). The effects of the plan changes were recorded in 2001, directly in stockholders’ equity.

23. Regulatory Charges

	Consolidated

	2004	2003
Current liabilities
Global Reversal Reserve (RGR)	4,686	4,947
RGR - 2001 differences	-	7,347
RGR - 2002 differences	1,380	-
Financial settlement - water resources	12,392	6,229
Fuel Consumption Account (CCC)	15,709	3,546
Energy Development Account (CDE)	7,093	6,159
Inspection fee - ANEEL	795	465
Taxes - FUST and FUNTEL	13	12
Emergency capacity charges	22,067	21,401
Other fees payable	-	7
	64,135	50,113
Long-term liabilities
RGR - 2003 differences	1,588	1,588
	1,588	1,588

24. Other Accounts Payable

	Parent company		Consolidated

	2004	2003	2004	2003
Public lighting charge collected	-	-	13,562	17,998
Energy presale	-	-	96	108
Low-income consumers	-	-	443	827
Advances from customers - ICMS credit	-	-	-	3
Consumers	-	-	2,788	2,270
Provision for exchange variation on gas transportation	-	-	420	5,630
Guarantees	-	-	259	270
Compulsory loan - Eletrobrás	9	9	1,043	-
Insurance company - premium payable	-	-	1,601	1,828
Triunfo Participações e Investimentos S.A.	-	-	1,791	-
Other liabilities	3	115	2,478	2,175

	12	124	24,481	31,109

25. Provisions for Contingencies

The Company is a party to several labor claims, tax suits, and civil actions filed with different courts. Company management, based on the opinion of its legal counsel, provides for contingencies relating to litigation where the chances of unfavorable outcomes are probable.

	Judicial deposits (Assets - long-term)		Provisions (Liabilities - long-term)
	Consolidated		Consolidated

	2004	2003	2004	2003
Labor	44,147	28,017	64,504	88,114
Civil:
Consumers	1,456	6	15,657	17,264
Land expropriation	6,399	5,115	35,847	53,127
IUEE - municipalities	-	-	7,374	7,374
Civil and tax courts	-	-	28,018	-
	7,855	5,121	86,896	77,765
Tax:
COFINS (a)	-	-	197,549	197,549
PASEP	35,350	33,493	35,568	33,711
INSS (b)	48,014	40,959	18,245	11,165
Federal taxes	-	-	26,000	-
	83,364	74,452	277,362	242,425

Other judicial deposits	11,296	4,795	-	-

	146,662	112,385	428,762	408,304

a) COFINS

On August 18, 1998, the Federal Court of the 4th Region issued a decision granting COPEL immunity from the COFINS social contribution on electric energy transactions. On August 10, 2000, the Federal Government filed a claim to annul this judgment and the Company was subpoenaed on November 21, 2000, initiating the discussion as to whether this claim could be filed. On December 14, 2000, the case was sent to the Judge containing an objection by COPEL, filed on December 6, 2000 and based on conclusive opinions of renowned jurists on the lack of basis for the claim to annul the judgment. Conservatively, management decided to maintain the provision for contingency only in the amount of the principal being discussed, without interest. In August 2003, the claim was accepted, that is, not favorable to Copel, by majority. Copel filed an appeal requesting clarification of the decision, which was partially accepted. In June 2004, Copel filed a request for reconsideration and judgment was scheduled for December 2, 2004. Following the start of the judgment on that day and presentations by representatives of both parties, the Federal Court announced its postponement. The parties are waiting for a new date to be scheduled.

This provision was not included in the REFIS because the Company considers it has probable chances of a favorable outcome, based on the opinion of several jurists.

b) INSS

In addition to deposits related to accrued third-party payments, court deposits involving Social Security (INSS) include other lawsuits involving the Company that are being challenged and supported by appeal deposits.

26. Stockholders’ Equity

a) Capital

At December 31, 2004, capital amounts to R$ 3,480,000 and the shares (without par value) are held by the following main stockholders:

							Thousands of shares
Stockholders	Common		Preferred "A"		Preferred "B"		Total

		%		%		%		%
State of Paraná	85,028,464	58.6	-	-	-	-	85,028,464	31.1
Paraná Investimentos S.A.	134	-	-	-	13,639	-	13,773	-
Eletrobrás	1,530,775	1.1	-	-	-	-	1,530,775	0.6
BNDESPAR	38,298,775	26.4	-	-	27,935,816	21.8	66,234,591	24.2
Custody in stock exchanges (Brazil)	16,805,285	11.6	123,390	30.5	60,179,053	46.9	77,107,728	28.1
Custody in stock exchanges (ADR's)	2,759,201	1.9	-	-	39,950,640	31.2	42,709,841	15.6
Municipalities	184,295	0.1	14,716	3.6	-	-	199,011	0.1
Other stockholders	424,152	0.3	266,226	65.9	140,815	0.1	831,193	0.3

	145,031,081	100.0	404,332	100.0	128,219,963	100.0	273,655,376	100.0

Each share entitles its holder to one vote in General Meetings.

Class “A” preferred shares do not have any voting rights, however, they have priority in the reimbursement of capital and the right to annual, non-cumulative, dividends of 10% calculated on capital represented by these class shares.

Class “B” preferred shares do not have any voting rights, however, they have priority in the minimum dividends, calculated based on 25% of net income, adjusted as prescribed by corporate legislation and the Company’s by-laws. The dividends that are assured to class “B” shares have priority only over common shares, paid using the remaining net income after the payment of preferred dividends to class “A” shares.

Under Article 17 and its paragraphs of Law 6,404/1976, dividends paid to preferred shares must be at least 10% higher than those attributed to common shares.

b) Capital reserves

	Parent company

	2004	2003
Donations and investment grants	702	702
Result for Offset Account (CRC)	790,555	790,555
Other	26,036	26,036

	817,293	817,293

c) Revenue reserves

	Parent company

	2004	2003
Legal reserve	184,702	165,995
Reserve for retention of profits - reserve for investment	654,322	974,942

	839,024	1,140,937

The legal reserve is recorded based on 5% of net income for the year, limited to 20% of capital.

The reserve for investment arises from the retention of net income remaining after legal and statutory distributions, to ensure the Company’s future investment programs, approved by the 106th Board of Directors’ Ordinary Meeting held on September 21, 2004. This reserve was also used to offset the 2002 net loss.

d) Interest on equity for the year

Parent company

2004
Net income for the year	374,148
Tax effects at COPEL for the option to pay interest on equity	(32,661)
Net income for the year without tax effects of interest on equity	341,487
Theoretical legal reserve on above income	(17,074)
Calculation base of minimum dividend	324,413
Mandatory minimum dividend (25%)	81,103
Withholding tax on interest on equity (*)	10,290
Adjusted mandatory minimum dividend calculated considering withholding tax effects	91,393
Excess over mandatory minimum dividend	4,668
Interest on equity appropriated	96,061

( * ) Tax is not withheld on interest on equity paid to exempt stockholders and the effective rate is therefore 10.71% in 2004.

Interest on equity was recorded under financial expenses and, for financial statement purposes, presented as a distribution of net income for the year. As prescribed by the CVM, it was reversed from financial expenses for purposes of presentation of the statement of income.

27. Operating Revenues

	Consolidated

	2004	2003
Electric energy supply
Residential	1,651,363	1,365,309
Industrial	1,456,340	1,172,135
Commercial	912,171	724,652
Rural	210,550	166,748
Public entities	142,457	116,423
Public lighting	128,199	106,265
Utility service	104,389	84,941
	4,605,469	3,736,473
Electric energy sales
Initial contracts	36,550	27,797
Bilateral agreements	370,679	217,626
Current	-	3
Actual sales - MAE (Note 41)	38,627	88,731
	445,856	334,157
Use of transmission grid
Electric grid	80,526	14,605
Basic grid	129,079	97,369
Connection grid	161	144
	209,766	112,118
Revenues from telecommunications
Data communication and telecommunication services	41,434	32,212
	41,434	32,212
Distribution of piped gas
Sales of natural gas	161,227	140,279
	161,227	140,279
Other operating revenues
Services	15,265	17,862
Rents	45,527	28,566
Subsidy - CCC	11,687	9,892
Charged service	7,222	7,046
Other revenues	872	1,618
	80,573	64,984

	5,544,325	4,420,223

28. Deductions from Operating Revenues

	Consolidated

	2004	2003
Taxes and contributions on revenues
COFINS	198,238	161,373
PIS	42,385	37,188
ICMS	1,175,935	951,723
ISSQN	1,205	1,222
	1,417,763	1,151,506
Consumer charges
RGR quota	63,249	68,000
Emergency capacity charges	137,243	106,391
	200,492	174,391

Other deductions	296	28

	1,618,551	1,325,925

29. Electric Energy Purchased for Resale

	Consolidated

	2004	2003
Eletrobrás (Itaipu)	439,494	395,664
Cia. de Interconexão Energética - CIEN	322,037	564,569
Dona Francisca Energética S.A.	44,112	32,336
Itiquira Energética S.A.	68,189	39,220
MAE	52,167	21,150
Administracion Nac. de Eletr. - ANDE (Paraguay)	10,983	11,561
Other concessionaires	26,901	25,892

	963,883	1,090,392

30. Personnel Expenses

	Parent company		Consolidated

	2004	2003	2004	2003
Wages and salaries	3,300	2,415	346,755	282,399
Payroll charges	763	635	115,114	95,566
Food and tuition allowances	-	-	30,443	23,280
Labor and severance indemnities (*)	-	-	(14,636)	16,931
Profit sharing (Note 45)	-	-	18,319	16,000
(-) Transfers to construction in progress	-	-	(37,728)	(31,722)

	4,063	3,050	458,267	402,454

(*) Net of reversals

31. Pension Fund and Health Care Plan

Company subsidiaries sponsor retirement pension plans (“Pension Fund”) and a medical and dental assistance plan (“Health Care Plan”) offered to their current and former employees and their dependents.

Pension fund

The current Pension fund for the companies’ employees is originated from a “defined benefit” plan, which was changed into a new “defined contribution” pension plan in 1998, called “Pension Fund III”.

Because of the change in the former pension plan, the participants’ prorated right generated a debt assumed by, and recorded in the financial statements of, COPEL, as the single sponsor of the plan, payable in 240 monthly installments, beginning on February 1, 1999, indexed to the INPC and bearing interest of 6% p.a.

With the formation of wholly-owned subsidiaries on July 1, 2001, the debt balance restated to that date was formally transferred to these companies, individually separated based on their respective employees on the base date for calculating liabilities, i.e. December 31, 1997, to be paid in 210 monthly installments, indexed to the INPC and bearing interest of 6% p.a., beginning August 1, 2001. As guarantee, the sponsors authorized Fundação Copel to block bank current account balances held by these companies.

Because of these new, individual agreements, the agreement entered into by the Fundação and the Company as the original sponsor was terminated and the parties waived all rights and obligations arising thereon. However, the Company was appointed as co-guarantor of any deficit arising from the benefits granted.

Health care plan

Until August 2001, the Company provided medical care to its employees and their dependents directly but administered by Fundação Copel. Thereafter, the Company and its subsidiaries implemented a health care plan for their employees and dependents called “Plano Pró-Saúde”, funded by monthly contributions from both parties – sponsors and employees – calculated based on actuarial criteria and current regulations applicable to this type of health care plan.

CVM Deliberation No. 371/2000 – Accounting for employee benefits

As the pension fund obligation relating to the prorated right of employees, following the change in pension plans stated above, had already been recognized in the accounting records since 1998, the Company and its subsidiaries adjusted the balance of this obligation balance in 2001, amounting to R$ 72,857 (Note 15), to comply with CVM Deliberation No. 371/2000, then stated at its historic amount, restated pursuant to contractual provisions less monthly amortizations made to that date.

In the case of the Health Care Plan, the Company subsidiaries chose to recognize the related obligation on July 1, 2001, calculated under the criteria established by CVM Deliberation No. 371/2000, net of income tax and social contribution, amounting to R$ 159,949, directly against stockholders’ equity.

In order to permit the implementation of and provide financial guarantees to the new Pró-Saúde Plan, the Company’s wholly-owned subsidiaries contributed with funds as calculated by the actuary specially hired by Fundação Copel. These funds were recorded as a contra entry to the obligation recognized on July 1, 2001.

The consolidated amounts recognized in the balance sheet at December 31, 2004, under post-employment benefits, are summarized below:

	Pension	Health	Consolidated
	fund	care plan	Total	Total

			2004	2003
Totally or partially covered liabilities	2,032,711	355,218	2,387,929	2,523,378
Actuarial (gains) losses to be amortized	449,757	(13,479)	436,278	(6,545)
Fair value of the plan	(2,074,441)	(82,084)	(2,156,525)	(1,821,123)
Total actuarial liability balance	408,027	259,655	667,682	695,710
Unrecognized actuarial asset (liability)	(20,792)	18,480	(2,312)	(37,231)

	387,235	278,135	665,370	658,479

Total current	108,490	16,293	124,783	92,173
Total long-term	278,745	261,842	540,587	566,306

In 2004, the expense incurred with the pension fund and health care plan was as follows:

	Pension	Health
	fund	care plan	Consolidated

			2004	2003
Post-employment period	74,509	43,638	118,147	92,595
Active employees	-	19,419	19,419	13,956

	74,509	63,057	137,566	106,551

The cost estimate for each plan for 2005 and 2004, calculated according to the actuarial criteria established by CVM Deliberation No. 371/2000, is as follows:

	Pension	Health	Consolidated
	fund	care plan	Total	Total

			2005	2004
Cost of current service	6,045	6,448	12,493	11,025
Estimated interest cost	331,611	47,349	378,960	336,825
Expected return on plan assets	(287,936)	(2,377)	(290,313)	(258,024)
Estimated employee contributions	(25,731)	-	(25,731)	(22,845)
Total estimated	23,989	51,420	75,409	66,981

The actuarial assumptions applied in the calculation of obligations and costs for 2005 and 2004 were as follows:

Consolidated

Economic
Inflation rate	6.13%
Expected discount/return rates	12.50%
Salary increase rate	8.26%
Health care cost increase rate	4.18%
Demographic
Mortality table	AT - 49
Disabled people mortality table	EX - IAPB
Disability entry table	Light

32. Materials

	.	Consolidated

		2004	2003
Material used in the electricity system		15,637	11,814
Fuel and vehicle parts		18,550	16,271
Canteen materials		3,145	2,564
Information Technology materials		3,003	1,692
Civil construction materials		3,285	2,111
Security materials		1,588	1,008
Tools		1,401	1,346
Hotel and inn materials		1,089	923
Vehicles and automotive equipment lubricants		625	538
Clothes and uniforms		639	675
Other materials		5,500	4,885

		54,462	43,827

33. Raw Materials and Inputs Used in Energy Generation

	.	Consolidated

		2004	2003
Purchases of natural gas		70,941	39,723
Fuel for electric energy generation		12,038	12,206
Other inputs		233	938

		83,212	52,867

34. Natural Gas and Inputs for Gas Operations

	.	Consolidated

		2004	2003
Natural gas purchased for resale		207,729	200,033
Other inputs		219	120

		207,948	200,153

The gas purchased relates to the Compagas operations, which serves Copel Geração and other customers.

35. Third party Services

	Parent company		Consolidated

	2004	2003	2004	2003
Technical and administrative consultancy	2,173	615	29,737	28,312
Telephone	-	-	17,491	12,655
Electricity system maintenance	-	-	16,695	11,140
Mail services	-	-	14,124	12,689
Data processing and transmission	4	-	13,249	11,054
Authorized agents	-	-	12,563	12,299
Administrative support services	176	73	10,215	8,777
Travel	655	282	8,426	6,461
Reading and delivery of bills	-	-	6,896	5,959
Facilities maintenance	62	83	6,358	6,396
Security	-	-	5,829	3,140
Training	133	72	4,914	3,099
Customer care	-	-	4,559	2,419
Franchise agency management	-	-	3,526	3,011
Intermediation of electric energy sales	-	-	3,319	9,686
Telephone operator - legal entity	-	-	3,263	4,819
Lamppost - contractors	-	-	2,869	2,703
Vehicles - repairs and maintenance	-	-	2,836	2,383
Advertising and publicity	801	202	2,532	2,993
Tree cutting	-	-	2,523	2,080
Right of way cleaning	-	-	1,782	1,009
Freight and transportation	-	-	1,748	1,369
Telecommunications - system maintenance	-	-	1,656	1,162
Copies	4	1	1,524	763
Communication	118	91	1,187	2,833
Audit	362	306	1,066	1,243
Other services	148	30	11,728	10,234

	4,636	1,755	192,615	170,688

36. Regulatory Charges

	Consolidated

	2004	2003
Fuel Consumption Account (CCC)	189,317	125,795
Financial settlement - water resources	56,039	43,356
Inspection fee - ANEEL	8,523	6,019
Energy Development Account (CDE)	104,448	43,445
Taxes - FUST and FUNTEL	162	165

	358,489	218,780

37. Other Operating Expenses

	Parent company		Consolidated

	2004	2003	2004	2003
Research and development and energy efficiency	-	-	11,172	5,144
Leasing and rents	136	21	16,599	13,778
Insurance	6	12	4,801	16,159
Taxes	1,440	11	10,092	14,849
Donations, contributions and subsidies	1,127	8	3,354	1,530
Provisions for contingencies	-	-	27,569	4,200
Provision (reversal) for doubtful accounts - consumers and resellers (Note 8)	-	1,606	64,888	17,419
Provision (reversal) for doubtful accounts - services to third parties	-	-	(901)	119
Provision for REFIS interest	-	62,185	-	62,185
Advertisements - special campaigns	2,317	800	15,884	3,486
Own consumption of electric energy	-	-	4,106	3,650
Indemnities	-	5	1,807	2,431
ICMS reimbursement to be offset - Kandir law	-	-	107,721	-
Expense recoveries	(843)	(18)	(26,029)	(19,317)
General expenses	8	50	6,903	8,067

	4,191	64,680	247,966	133,700

38. Equity in the Earnings (loss) of Subsidiary and Associated Companies

	Parent company		Consolidated

	2004	2003	2004	2003
Equity in earnings (loss)
COPEL Geração S.A.	27,423	217,967	-	-
COPEL Transmissão S.A.	147,544	121,524	-	-
COPEL Distribuição S.A.	206,992	(75,671)	-	-
COPEL Telecomunicações S.A.	(1,028)	2,143	-	-
COPEL Participações S.A.	39,200	47,771	-	-
Associated companies (a)	-	-	5,849	21,476
	420,131	313,734	5,849	21,476
Dividends	644	66	644	66
Goodwill amortization
Sercomtel S.A. Telecomunicações	-	-	(4,228)	(4,228)
Sercomtel Celular S.A.	-	-	(580)	(580)
	-	-	(4,808)	(4,808)

	420,775	313,800	1,685	16,734

a) Equity in the earnings (loss) of associated companies

			Copel	Consolidated
	Net income (loss)		holding	Equity in earnings (loss)

	2004	2003	(%)	2004	2003
Sercomtel S.A. - Telecomunicações	(18,029)	3,927	45.00	(10,759)	1,767
Sercomtel Celular S.A.	3,097	4,730	45.00	1,394	2,128
Dominó Holdings S.A.	67,802	88,243	15.00	10,170	13,236
Escoelectric Ltda.	305	453	40.00	(711)	181
Copel Amec S/C Ltda.	43	(134)	48.00	21	(64)
Dona Francisca Energética S.A.	2,495	(3,616)	23.03	-	-
Carbocampel S.A.	(28)	(145)	49.00	(14)	(71)
Braspower S/C Ltda.	(324)	(1,022)	49.00	(381)	(244)
Centrais Eólicas do Paraná Ltda.	809	638	30.00	243	192
Foz do Chopim Energética Ltda.	16,454	12,775	35.77	5,886	4,570
UEG Araucária Ltda.	(60,248)	(106,370)	20.00	-	(84)
Onda Provedor de Serviços S.A.	-	(903)	24.50	-	(135)

				5,849	21,476

The Company has been recording its investments on the equity method of accounting, limited to the amount of each investment.

At December 31, 2003, the equity accounting adjustments of Sercomtel S.A. – Telecomunicações and Escoelectric Ltda. were calculated based on preliminary financial statements. Consequently, the equity in earnings were understated by R$ 2,645 and R$ 833, and adjusted in the first and fourth quarters of 2004.

The Company, based on financial statements of the associated company Sercomtel S.A. Telecomunicações at December 31, 2004 audited by PricewaterhouseCoopers Auditores Independentes – paragraph 4, report dated February 11, 2005 –– recognized an equity accounting loss of R$ 7,881. This amount refers to the equity loss in Copel arising from investments made by Sercomtel in other companies, which recorded a provision for net capital deficiency.

39. Financial Income (Expenses), Net

	Parent company		Consolidated

	2004	2003	2004	2003
Financial income
Income on financial investments	51	7,583	52,954	71,262
Interest and commissions	3,969	6,363	166,320	71,737
Monetary variations	-	(2)	115,451	74,162
Arrears charges on energy bills	-	-	51,397	59,835
( - ) Taxes and social contributions on financial income	(11,739)	(10,683)	(23,545)	(23,861)
Monetary restatement - CVA	-	-	40,904	35,950
Interest on taxes recoverable	1,980	3,851	2,339	17,828
Other financial income	138	95	10,093	18,910
	(5,601)	7,207	415,913	325,823
(-) Financial expenses
Interest on loans and financing	2,878	24,024	154,580	214,491
Monetary and exchange variations	1	-	7,945	(119,571)
Interest on tax installments	3,823	3,035	3,822	3,036
Interest on derivative transactions	-	-	90,906	33,724
Contractual fines – tax and others	5,376	4	99,068	10,765
Provision for federal taxes	7,000	-	26,000	-
Other financial expenses	3,821	1,022	36,398	39,802
	22,899	28,085	418,719	182,247

	(28,500)	(20,878)	(2,806)	143,576

40. Tariff Adjustments

a) Annual tariff adjustment

ANEEL approved, through Resolution No. 284 of June 23, 2003, electric energy tariffs chargeable to the Company’s end consumers, established the annual revenue of the connection installations, set the annual amount of the electric energy inspection service fee, and the tariffs for the use of distribution systems.

The tariff increase applies since June 24, 2003, with an average increase of up to 25.27% .

As disclosed in the Material Event published on June 27, 2003, in order to mitigate the impacts of this increase for the Paraná consumers and avoid a possible decrease in consumption, reduce default, reward timely payments by consumers, and attract new consumers, especially manufacturers, the Board of Directors of the Company at the 60th Extraordinary Meeting held on August 26, 2003 and the 102nd Ordinary Meeting held on December 9, 2003, granted a discount on energy bills to performing consumers in the same amount of the increase authorized by ANEEL. This measure was also analyzed by the 159th Extraordinary General Meeting of stockholders held on October 3, 2003, re-ratified by the 160th Extraordinary General Meeting on November 13, 2003.

Starting January 2004, the Company decided to reduce to 8.2% the percentage of discount offered to performing consumers. This decision resulted in an average increase of 15% in the total amount of energy bills.

b) Periodic tariff review

Electric energy utility concession contracts establish that ANEEL can periodically review regulated tariffs to increase or decrease them because of changes in the cost structure and the market of the concessionaire, the tariffs charged by similar domestic and foreign companies, incentives to stimulate investments, efficiency, and the type of tariffs.

ANEEL Resolution 146, published in the Official Government Gazette on June 24, 2004, contained the final result of the periodical tariff review of COPEL. Based on this resolution, the average readjustment was 14.43% on the tariffs approved by Resolution 284/2003. This adjustment comprises 9.17% relating to the rate determined by the process of tariff review, and 5.26% relating to cost recoveries already realized (CVA).

In order to control the default levels and stimulate the electric energy consumption in the State of Paraná, the Company decided to continue granting discounts to those consumers who pay bills on time. Accordingly, on the amounts of Resolution 146/04 (which includes the adjustment of 25.27% for 2003 and 14.43% for 2004), the Company granted an average discount of 12.5% .

As a result, the average increase transferred to consumers who pay bills on time, as from June 24, 2004, was some 9%.

As from February 1, 2005, the Copel tariff discounts were reduced to some 8.2% on the amounts of Resolution 146/04, resulting in an average adjustment of 5%.

To enable the discounts granted by Copel Distribuição to its end consumers, Copel Geração also granted an average discount of 28% in 2004.

41. Wholesale Energy Market (MAE)

COPEL Distribuição electric energy sale details, considered in the MAE accounting records, were not recognized by the Company as effective and definite for 2000, 2001 and the first quarter of 2002. This data was calculated based on criteria and amounts established in ANEEL Decision No. 288/2002 and ANEEL Resolution No. 395/2002. The Company has challenged these decisions at the administrative level and in the courts.

The Company’s claim is basically based on the fact that the Decision and Resolution were applied retroactively to the date of operations, especially as regards the partial sale of its share of energy from Itaipu in the Southern and Southeastern submarkets to meet independent electricity supply bilateral agreements during the rationing period in 2001, when there was a significant difference in the prices of spot market energy. At December 31, 2004, the estimated amount of the calculation differences was approximately R$ 534,000, which has not been recognized by the Company in its payables for spot market energy.

On August 27, 2002, the Company obtained a favorable injunction issued by the 1st Federal Region Court, intended to stay the settlement of the amount determined by ANEEL Decision No. 288 and Resolution No. 395.

Management, based on the opinion of its legal counsel, considers that there are good chances of a favorable outcome on these proceedings.

The accumulated balances related to transactions carried out by the Company, are as follows:

	COPEL	COPEL
	Geração	Distribuição	Total consolidated

			2004	2003
Current assets (Note 7)
Up to December 2003	98	-	98	25,970
From October to December 2004	7,556	4,071	11,627	-
	7,654	4,071	11,725	25,970
Current liabilities (Note 20)
Up to December 2003	-	-	-	4,772
	-	-	-	4,772

Changes in spot-market energy amounts (MAE) in 2004, were as follows:

				Consolidated
	Amount to be settled	Settlement	Appropriation	Amount to be settled

	31.12.2003			31.12.2004
Current assets (Note 7)
Up to December 2003	25,970	(25,872)	-	98
From January to March 2004	-	(296)	296	-
From April to June 2004	-	(2,175)	2,175	-
From July to September 2004	-	(6,978)	6,978	-
From October to December 2004	-	(7,141)	18,768	11,627
	25,970	(42,462)	28,217	11,725
Current liabilities (Note 20)
Up to December 2003	4,772	(4,772)	-	-
From January to March 2004	-	(16,643)	16,643	-
From April to June 2004	-	(36,617)	36,617	-
From July to September 2004	-	(2,176)	2,176	-
From October to December 2004	-	(1,775)	1,775	-
	4,772	(61,983)	57,211	-

	21,198	19,521	(28,994)	11,725

On June 24, 2003, after the completion of audit work, MAE issued a communication approving the new calendar for the settlement of the remaining 50% of transactions carried out from December 2000 to December 2002. This settlement was made on July 3, 2003, and the previously agreed dates for the settlement of transactions carried out in October, November, and December 2002 were maintained, i.e., July 7, 2003, July 10, 2003, and July 17, 2003, respectively.

The long-term energy amounts may be subject to change depending on the decisions on the ongoing lawsuits filed by certain industry companies and the interpretation of COPEL of the current market rules. These companies, that were not included in the rationing area, were granted an injunction that nullifies ANEEL Decision No. 288, of May 16, 2002, the purpose of which was to explain to industry companies the treatment and the application of certain MAE accounting rules included in the General Electricity Industry Agreement.

42. Reconciliation of Provisions for Income Tax and Social Contribution

The reconciliation of the provisions for Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL), calculated at the standard rates of tax, with the amounts in the statement of income is as follows:

	Parent company		Consolidated

	2004	2003	2004	2003
Net income before IRPJ and CSLL	379,243	184,758	593,824	280,831
IRPJ and CSLL (34%)	(128,942)	(62,817)	(352,254)	(207,242)
Tax effects on:
Interest on own capital	32,661	14,479	76,048	88,445
Dividends	2,842	19	3,772	498
Equity in earnings	98,625	34,676	104,837	43,408
Actuarial calculation	-	-	(22,501)	(20,789)
Other	(10,281)	22	(8,335)	394
IRPJ and CSLL expense
for the year	(5,095)	(13,621)	(198,433)	(95,286)

43. Financial Instruments

Company management carries out, through a derivatives policy, currency hedge transactions to protect against the effects of foreign exchange fluctuations on US dollar-denominated liabilities.

The nominal outstanding amount of the derivatives is R$ 444,383, where the Company has an asset position corresponding to exchange fluctuations and a liability position in relation to the percentage change of the Interbank Deposit Certificate (CDI) interest rate.

The book value of these financial instruments is restated in accordance with the contractual rates. The unrealized loss on these transactions intended to minimize the exposure to foreign exchange fluctuations of R$ 124,629 is recorded in financial expenses (R$ 90,905 in 2004 and R$ 33,724 in 2003).

44. Related Party Transactions

COPEL carried out a number of unconsolidated related party transactions, including the sale of electric energy. Tariffs charged were approved by ANEEL and the amounts billed were not considered material for disclosure purposes. All other transactions were carried out under terms and conditions similar to market.

The main balances of the related party transactions in the balance sheet are:

Related party	Nature of the transaction	Consolidated

		2004	2003
Current assets
Braspower I. Engineering S/C Ltda.	Loan of employees	982	612
Copel Amec S/C Ltda.	Loan of employees	18	7
Paraná State Government	Loan of employees	1,154	1,110
Paraná State Government	Results for Offset (CRC) account
	(Note 11)	29,459	123,885
Onda Provedor de Serviços S.A.	Installments of optical fiber
	leasing bills (Note 14)	4,594	3,550
Sercomtel S.A. Telecomunicações	Optical fibers leasing	89	1

Long-term receivables
Elejor - Centr. Elet.do Rio Jordão S.A.	Loan agreement (Note 15)	216,926	24,000
Foz do Chopim Energética Ltda.	Loan agreement (Note 15)	33,476	31,054
Paraná State Government	Results for Offset Account (CRC)
	(Note 11)	1,167,945	912,441
Onda Provedor de Serviços S.A.	Installments of optical fiber
	leasing bills (Note 14)	-	1,215

Current liabilities
BNDES	Financing of deviation of the Jordão river	5,379	5,213
BNDES	Financing of machinery, equipment, works, facilities and
	services (Note 18)	6,295	6,166
Centrais Eólicas do Paraná Ltda.	Electric energy purchases	1,357	225
Dona Francisca Energética S.A.	Electric energy purchases (Nota 20)	30,517	3,625
Eletrobrás	Financing (Note 18)	46,356	39,444
Eletrobrás (Itaipu)	Electric energy purchases (Nota 20)	62,736	68,741
Foz do Chopim Energética Ltda.	Electric energy purchases	44,878	18,463

Long-term liabilities
BNDES	Financing of deviation of the Jordão river	-	5,164
BNDES	Financing of machinery, equipment, works, facilities and
	services (Note 18)	37,835	43,238
Eletrobrás	Financing (Note 18)	355,884	368,851
	.

The main balances of related party transactions in the statement of operations are:

Related party	Nature of the transactions	Consolidated

		2004	2003
Gross sales and/or service revenues
Onda Provedor de Serviços S.A.	Optical fiber leasing	483	1,353
Sercomtel S.A. Telecomunicações	Optical fiber leasing	1,557	1,713

Electric energy purchased for resale
Centrais Eólicas do Paraná Ltda.	Electric energy purchases	964	691
Dona Francisca Energética S.A.	Electric energy purchases (Note 29)	44,112	32,336
Eletrobrás (Itaipu)	Electric energy purchases (Note 29)	439,494	395,664
Foz do Chopim Energética Ltda.	Electric energy purchases	21,785	18,463

Other operating expenses
Braspower I.Engineering S/C Ltda.	Recovery of loan of employee expenses	(370)	(302)
Copel Amec S/C Ltda.	Recovery of loan of employee expenses	(143)	(239)
Paraná State Government	Recovery of loan of employee expenses	(109)	(192)

Financial income
Elejor - Centr. Elet.do Rio Jordão S.A.	Loan agreement income	19,852	-
Foz do Chopim Energética Ltda.	Loan agreement income	3,034	4,065
Paraná State Government	CRC revenues	198,278	126,945
Onda Provedor de Serviços S.A.	Interest on installments of optical fiber
	leasing bills	276	448

Financial expenses
BNDES Participações S.A.	Financing of deviation of the Jordão river	1,198	2,093
BNDES Participações S.A.	Financing of machinery, equipment, works, facilities and
	services	5,649	6,522
Dona Francisca Energética S.A.	Fine on electric energy purchase agreement	739	-
Foz do Chopim Energética Ltda.	Fine on electric energy purchase agreement	3,167	732
Eletrobrás	Financing expenses	42,480	40,661

The balances of transactions between the Company and its wholly-owned subsidiaries are stated in Note 15.

Braspower International Engineering S/C Ltda. – The Company loans employees to Braspower International Engineering S/C Ltda. and recorded as recovery of expenses the amounts of R$ 370 in 2004 and R$ 302 in 2003, with a balance receivable of R$ 982 (R$ 612 in 2003).

Copel Amec S/C Ltda. – The Company loans employees to Copel Amec S/C Ltda. and recorded as recovery of expenses the amounts of R$ 143 in 2004 and R$ 239 in 2003, with a balance receivable of R$ 18 (R$ 7 in 2003).

Paraná State Government – The Company has CRC credits with the Paraná State Government, as described in Note 11, which resulted in financial income of R$ 198,278 (R$ 126,945 in 2003). The Company also loans employees to the Government and recorded as recovery of expenses the amounts of R$ 109 in 2004 and R$ 192 in 2003, with a balance receivable of R$ 1,154 (R$1,110 in 2003).

Onda Provedor de Serviços S.A. – The Company has balances of optical fiber leasing bills receivable from Onda Provedor de Serviços S.A. of R$ 4,594, (R$ 3,550 in 2003) and lease revenues in 2004 of R$ 483 (R$ 1,353 in 2003), and financial income of R$ 276 (R$ 448 in 2003).

Sercomtel S.A. Telecomunicações – The Company leases optical fibers to Sercomtel S.A. Telecomunicações and has a receivable of R$ 89 (R$ 1 in 2003) and lease revenues of R$ 1,557 (R$ 1,713 in 2003).

Elejor – Centrais Elétricas do Rio Jordão S.A. – The Company has a loan agreement with Elejor – Centrais Elétricas do Rio Jordão S.A., as described in Note 15, and recorded financial income of R$ 19,852 in 2004.

Foz do Chopim Energética Ltda. – The Company has a loan agreement with Foz do Chopim Energética Ltda., as described in Note 15, and recorded financial income of R$ 3,034 (R$ 4,065 in 2003). The Company also has an agreement for the purchase of electric energy with this company, totaling R$ 21,785 (R$ 18,463 in 2003), and a balance payable of R$ 44,878 (R$ 18,463 in 2003). The Company also incurred fines on the purchase agreement of R$ 3,167 (R$ 732 in 2003).

BNDES - A BNDES Participações S.A. - BNDESPAR holds 26.4% of the Company’s common shares and has the right to indicate two members of the Board of Directors. BNDESPAR is a wholly-owned subsidiary of BNDES, with which the Company has loan agreements as described in Note 18. These agreements incurred financial expenses of R$ 6,847 (R$ 1,198 and R$ 5,649) in 2004 and R$ 8,615 (R$ 2,093 and R$ 6,522) in 2003.

Centrais Eólicas do Paraná Ltda. – the Company has an agreement for the purchase of electric energy with Centrais Eólicas do Paraná Ltda. The purchases in 2004 totaled R$ 964 (R$ 691 in 2003) and a balance payable of R$ 1,357 (R$ 225 in 2003).

Dona Francisca Energética S.A. - The Company provided guarantees to its indirect associated company Dona Francisca Energética S.A. for the loans from the Interamerican Development Bank (IDB) (guaranteed by shares of the associated company held by the Company) and the National Economic and Social Development Bank (BNDES) (joint debtor), in the amounts of US$ 40,700 and R$ 47,300, respectively.

The Company has an agreement for the purchase of electric energy from Dona Francisca Energética S.A. The purchases in 2004 totaled R$ 44,112 (R$ 32,336 in 2003) and a balance payable of R$ 30,517 (R$ 3,625 in 2003). The Company also incurred fines on the purchase agreement of R$ 739, in 2004.

Eletrobrás –Eletrobrás holds 1.1% of the Company’s common shares. The Company has loans with Eletrobras, as described in Note 18, with financial expenses of R$ 42,480 (R$ 40,661 in 2003). The Company has an agreement for the purchase of electric energy from Eletrobrás (Itaipu). The purchases in 2004 totaled R$ 439,494 (R$ 395,664 in 2003) and a balance payable of R$ 62,736 (R$ 68,741 in 2003).

UEG Araucária Ltda. – The Company entered into an agreement with UEG Araucária for the purchase of assured electric energy. The term of this agreement is being discussed in court (Note 20).

45. Profit Sharing

In 1996, the Company adopted a program of profit sharing for its employees, based on operating and financial goals agreed with these employees. In 2004 (Note 30) profit sharing was accrued as follows:

R$ thousand

COPEL Geração S.A.	3,052
COPEL Transmissão S.A.	2,788
COPEL Distribuição S.A.	11,170
COPEL Telecomunicações S.A.	939
COPEL Participações S.A.	168
Companhia Paranaense de Gás - Compagas	202

18,319

The profit sharing has been accounted for in conformity with Circular No. 01/2003-CVM/SEP/SNC, of January 16, 2003, which among other aspects, determines that profit sharing not specified in the by-laws must be classified as operating costs or expenses.

46. Insurance

The table below shows the main insurance by type of risk and the maturity date of the policies:

		Consolidated
Risks	Maturity date	Insured amount

Nominated risks (a)	8/24/2005	1,593,316
Fire – own and leased properties (b)	8/24/2005	140,184
Civil liability (c)	8/24/2005	2,850
Civil liability (c)	6/23/2005	3,600
Engineering (d)	8/24/2005	registered policy
National and international freight - export and import (e)	8/24/2005	registered policy
Multiple risks (f)	8/13/2005	1,460
Multiple risks (f)	9/20/2005	710
Vehicles (g)	3/20/2005	market value

a) Nominated risks – the policy indicates the substations and plants, listing the main equipment and the respective insured amounts and the maximum indemnity amounts. The policy includes basic insurance cover such as fire, lightning, and any type of explosion, and additional cover against possible electric damages, sundry risks, electric and electronic IT equipment risks.

b) Fire – own and leased properties – covers the property and part of its contents. Ensures the payment of indemnity to the insured or the property owner for damages caused by fire, lightning, and any type of explosion risk and their consequences.

c) Civil liability – covers indemnities for involuntary, personal and/or material damages and/or pain and suffering caused to third parties as a result of the business operations of the Company.

d) Engineering risks – covers installation, assembling, disassembling and testing risks in new equipment, especially in substations and plants. The policy was contracted with variable cover, according to the case and need to cover the risks related to the engineering services.

e) Freight insurance – covers damages caused to merchandise transported by any appropriate means in the domestic market and during import and export transactions in the foreign market. The policy was contracted with variable cover, basically used for insure the transportation of electric, electronic and telecommunication services.

f) Multiple risks – policy which includes the Compagas assets, covering them against fire, lightning, explosion, electric damages, electronic equipment risks, smoke, theft or compound larceny.

g) Vehicles insurance – assures indemnities for damages and expenses incurred arising from covered risks relating to eleven Compagas vehicles. It has basic cover for the vehicles and additional cover for civil responsibility for material, personal and moral damages to third parties amounting to R$ 150, R$ 300 and R$ 45, respectively.

47. Statement of Changes in Financial Position

FINANCIAL RESOURCES WERE PROVIDED BY	Parent company		Consolidated

	2004	2003	2004	2003
OPERATIONS
Net income for the year	374,148	171,137	395,391	185,545
Income (expenses) not affecting working capital
Depreciation and amortization	-	-	308,910	296,232
Depreciation of property, plant and equipment in use	-	-	308,779	296,195
Amortization of deferred charges	-	-	131	37
Long-term monetary variations, net	(4,175)	(5,638)	9,646	(184,400)
Long-term receivables	(6,032)	(8,617)	(164,509)	(102,253)
Loans and financing - local currency	-	-	13,991	13,341
Loans and financing - foreign currency	-	-	15,354	(168,127)
Debentures	-	-	50,645	66,804
Long-term liabilities	1,857	2,979	94,165	5,835
Equity in the (earnings)/loss of subsidiary and associated companies	(420,131)	(313,734)	(5,849)	(21,476)
Copel Geração S.A.	(27,423)	(217,967)	-	-
Copel Transmissão S.A.	(147,544)	(121,524)	-	-
Copel Distribuição S.A.	(206,992)	75,671	-	-
Copel Telecomunicações S.A.	1,028	(2,143)	-	-
Copel Participações S.A.	(39,200)	(47,771)	-	-
Copel Amec S/C Ltda.	-	-	(21)	64
Carbocampel S.A.	-	-	14	71
Braspower International Engineering S/C Ltda.	-	-	381	244
Centrais Eólicas do Paraná Ltda.	-	-	(243)	(192)
Foz do Chopim Energética Ltda.	-	-	(5,886)	(4,570)
UEG Araucária Ltda.	-	-	-	84
Sercomtel S.A. Telecomunicações	-	-	10,759	(1,767)
Sercomtel Celular S.A.	-	-	(1,394)	(2,128)
Dominó Holdings S.A.	-	-	(10,170)	(13,236)
Escoeletric Ltda.	-	-	711	(181)
Onda Provedor de Serviços S.A.	-	-	-	135
Deferred income tax and social contribution on net income	21,617	(49,391)	30,650	(49,958)
Provisions for loss on tax incentives	-	39,590	-	39,590
Provisions (reversals) in long-term liabilities	7,000	526	156,186	394,043
Electric energy suppliers (CIEN)	-	-	-	272,000
Post-employment benefits	-	-	118,698	103,533
Labor contingencies	-	526	(23,610)	13,165
INSS assessments	-	-	7,081	1,164
Tariff adjustment - 1986	-	-	-	2,593
Annual adjustments of RGR installments - 2003	-	-	-	1,588
Civil/tax court	-	-	28,017	-
Other federal taxes	7,000	-	26,000	-
Disposals of long-term receivables	-	-	70,873	4,256
ICMS to be offset - Kandir Law	-	-	68,274	83
Judicial deposits	-	-	2,599	4,160
Assets for sale	-	-	-	13

STATEMENT OF CHANGES IN FINANCIAL POSITION (Analytical)
For the years ended December 31, 2004 and 2003
In thousands of reais

FINANCIAL RESOURCES WERE PROVIDED BY	Parent company		Consolidated

	2004	2003	2004	2003
OPERATIONS
Disposals of investments	-	-	19	3,193
Disposals of property, plant and equipment in use	-	-	13,639	7,114
Amortization of goodwill on investments	-	-	4,808	4,808
Sercomtel S.A. Telecomunicações	-	-	4,228	4,228
Sercomtel Celular S.A.	-	-	580	580
Total income (expenses) not affecting working capital	(395,689)	(328,647)	588,882	493,402
Adjusted results of operations	(21,541)	(157,510)	984,273	678,947

Dividends from subsidiary and associated companies	130,060	211,748	5,237	7,738
Copel Geração S.A.	26,052	125,732	-	-
Copel Transmissão S.A.	85,470	70,335	-	-
Copel Telecomunicações S.A.	-	1,078	-	-
Copel Participações S.A.	18,538	14,603	-	-
Sercomtel S.A. Telecomunicações	-	-	835	1,747
Sercomtel Celular S.A.	-	-	2,384	1,236
Dominó Holdings S.A.	-	-	2,018	4,755
Gain on sale of investment - Campos Novos Energia S.A.	-	-	-	(24,903)
TOTAL FROM OPERATIONS	108,519	54,238	989,510	661,782

THIRD PARTIES
Refund of judicial deposits and guarantees	-	-	25,000	-
Subsidiary and associated companies	261,762	-	-	-
Sale of investment - Campos Novos Energia S.A.	-	-	-	88,309
Consumer contributions	-	-	47,925	44,109
Donations and grants received	-	5	-	5
Loans and financing	-	-	25,412	-
Local currency	-	-	25,412	-
Transfer of long-term receivables to current assets
Consumers and resellers	-	-	20,489	10,385
CRC transferred to the Paraná State Government	-	-	24,214	19,097
ICMS recoverable	-	-	32,907	47,398
"Portion A" offsetting account	-	-	205,231	80,176
Loan agreements	7,961	4,999	4,585	1,260
Elejor - Centrais Elétricas do Rio Jordão S.A.	-	-	3,973	-
Companhia Paranaense de Gás - Compagás	7,349	3,739	-	-
Foz do Chopim Energética Ltda.	612	1,260	612	1,260
Other assets	1,215	1,644	1,450	1,651
Installments - Onda Provedor de Serviços S.A.	1,215	1,644	1,215	1,644
Prepaid expenses	-	-	235	7
TOTAL THIRD PARTIES	270,938	6,648	387,213	292,390
INCREASE IN NET CURRENT LIABILITIES	307,020	192,741	745,861	105,820
TOTAL FUNDS PROVIDED	686,477	253,627	2,122,584	1,059,992

FINANCIAL RESOURCES WERE USED FOR	Parent company		Consolidated

	2004	2003	2004	2003

Payment of dividends	96,061	42,584	101,533	45,954
Companhia Paranaense de Energia - Copel	96,061	42,584	96,061	42,584
Companhia Paranaense de Gás - Compagás (minority stockholders)	-	-	5,472	3,370
Property, plant and equipment	-	-	404,220	297,220
Generation	-	-	18,325	11,260
Transmission	-	-	88,544	70,928
Distribution	-	-	233,808	157,958
Telecommunications	-	-	43,320	44,918
Piped gas			20,220	12,144
General	-	-	3	12
Long-term receivables
Consumers and resellers	-	-	1,859	45,307
MAE - reclassified to current assets	-	-	-	6,881
Payment in installments of municipal debts	-	-	1,859	38,426
CRC transferred to the Paraná State Government - transferred from current assets	-	-	170,149	-
ICMS recoverable	-	-	11,407	17,676
Judicial deposits	7,056	2,713	35,020	35,005
Subsidiary and associated companies	-	90,092	-	-
Loan agreements	-	-	177,044	24,000
Centrais Elétricas Rio Jordão S.A. - Elejor	-	-	177,044	24,000
"Portion A" offsetting account	-	-	111,937	114,404
"Portion A" offsetting account - reclassification from current assets	-	-	-	78,846
PIS and COFINS regulatory asset	-	-	80,426	-
Other assets	-	-	-	4,116
Prepaid insurance	-	-	-	4,116
Total long-term investments	7,056	92,805	587,842	319,354

Investments	325	5	37,276	42,094
Campos Novos Energia S.A.	-	-	-	9,870
Copel Amec S/C Ltda.	-	-	-	43
Braspower International Engineering S/C Ltda.	-	-	381	-
UEG Araucária Ltda.	-	-	-	1,460
Elejor - Centrais Elétricas do Rio Jordão S.A.	-	-	36,481	30,414
Tax incentives	325	-	325	-
Other (studies and projects)	-	5	89	307

FINANCIAL RESOURCES WERE USED FOR	Parent company		Consolidated

	2004	2003	2004	2003

Transfer of long-term liabilities to current
Loans and financing	483,035	13,542	581,618	104,694
Local currency	-	-	62,989	56,709
Foreign currency	483,035	13,542	518,629	47,985
Debentures	100,000	100,000	100,000	100,000
Suppliers	-	-	32,227	5,627
Post-employment benefits	-	-	144,416	133,483
Derivative transactions	-	-	124,629	-
Taxes, social contributions and other accounts payable	-	-	7,216	6,555
Compagás loans with its associated companies	-	-	-	3,582
RGR - annual adjustments in installments	-	-	-	2,973
Other - Compagás debts	-	-	7,216	-

Legal contingencies, net of deposits	-	4,691	1,607	5,011
Provisions for contingencies - labor	-	4,691	-	4,692
Provisions for contingencies - tax adjustment -1986	-	-	1,607	319

Total long-term liabilities transferred to current	583,035	118,233	991,713	355,370

TOTAL FUNDS USED	686,477	253,627	2,122,584	1,059,992

CHANGES IN WORKING CAPITAL

Opening current assets	197,180	164,241	1,420,693	1,052,860
Opening current liabilities	347,456	121,776	1,289,692	816,039
Opening working capital (excess of current liabilities)	(150,276)	42,465	131,001	236,821

Closing current assets	320,171	197,180	1,633,077	1,420,693
Closing current liabilities	777,467	347,456	2,247,937	1,289,692
Closing working capital (excess of current liabilities)	(457,296)	(150,276)	(614,860)	131,001

Increase in net current liabilities	(307,020)	(192,741)	(745,861)	(105,820)

48. Wholly-Owned Subsidiaries

Shown below are the financial statements at December 31, 2004 and 2003 of the wholly-owned subsidiaries: Copel Geração (GER), Copel Transmissão (TRA) and Copel Distribuição (DIS):

ASSETS	GER		TRA		DIS
	2004	2003	2004	2003	2004	2003

Current assets
Cash and cash equivalents	360,440	219,071	73,105	68,263	61,698	52,510
Consumers and resellers, net	235,251	254,092	42,938	36,463	693,504	609,140
Services provided to third parties, net	1,970	510	95	28	241	-
Services in progress	880	527	3,044	1,625	406	605
CRC transferred to the Paraná State Government	-	-	-	-	29,459	123,885
Taxes and contributions recoverable	34,850	8,839	9,088	15,743	64,552	96,419
Storeroom inventories	14	1	9,485	7,577	18,162	16,306
“Portion A” offsetting account	-	-	-	-	197,162	59,463
Other receivables	11,666	11,313	4,037	3,616	13,600	9,347
	645,071	494,353	141,792	133,315	1,078,784	967,675
Long-term receivables
Consumers and resellers	26,692	35,755	-	-	29,342	36,520
CRC transferred to the Paraná State Government	-	-	-	-	1,167,945	912,441
Taxes and contributions recoverable	49,352	46,690	36,769	40,749	288,582	394,290
Judicial deposits	5,162	3,863	12,899	8,853	45,003	25,049
Subsidiary, associated and parent companies	519,096	219,527	80,448	20,153	-	-
“Portion A” offsetting account	-	-	-	-	111,246	178,390
Other receivables	3,929	4,162	24,874	5,874	97,792	59,666
	604,231	309,997	154,990	75,629	1,739,910	1,606,356
Permanent assets
Investments	4,150	6,045	2,257	2,273	404	413
Property, plant and equipment	3,002,469	3,084,040	1,002,694	954,211	1,813,562	1,748,389
( - ) Special liabilities	-		(7,140)	(7,140)	(718,308)	(670,384)
	3,006,619	3,090,085	997,811	949,344	1,095,658	1,078,418

Total assets	4,255,921	3,894,435	1,294,593	1,158,288	3,914,352	3,652,449

LIABILITIES AND STOCKHOLDERS' EQUITY	GER		TRA		DIS
	2004	2003	2004	2003	2004	2003

Current liabilities
Loans and financing	467,320	72,372	18,407	19,370	22,375	16,757
Debentures	-	-	-	-	156,620	51,150
Suppliers	527,915	184,653	6,075	2,994	466,185	467,023
Taxes and social contributions	8,739	28,194	28,236	25,207	203,474	192,104
Interest on equity	130,254	106,872	132,434	59,784	-	-
Payroll and labor provisions	14,464	12,662	13,242	11,687	50,975	42,904
Post-employment benefits	24,478	22,863	24,136	22,173	70,601	43,945
Regulatory charges	15,297	9,393	1,806	760	47,018	39,940
Derivative transactions	124,629	-	-	-	-	-
Other accounts payable	816	935	657	2,176	19,468	22,644
	1,313,912	437,944	224,993	144,151	1,036,716	876,467
Long-term liabilities
Loans and financing	427,992	922,735	105,744	125,812	131,296	137,945
Debentures	-	-	-	-	457,407	506,761
Suppliers	889	889	-	-	239,774	272,000
Post-employment benefits	104,073	104,864	92,833	94,625	322,562	343,346
Derivative transactions	-	33,724	-	-	-	-
Taxes and social contributions	-	-	6,521	-	64,933	82,316
Subsidiary, associated and parent company	-	-	-	-	171,388	139,527
Provisions for contingencies	38,523	25,118	29,307	20,579	120,133	130,936
Regulatory charges	1,588	1,588	-	-	-	-
	573,065	1,088,918	234,405	241,016	1,507,493	1,612,831
Stockholders' equity
Capital	2,338,932	2,338,932	751,989	751,989	1,607,168	1,607,168
Revenue reserves	30,012	28,641	83,206	21,132	-	-
Accumulated deficit				-	(237,025)	(444,017)
	2,368,944	2,367,573	835,195	773,121	1,370,143	1,163,151

Total liabilities and stockholders' equity	4,255,921	3,894,435	1,294,593	1,158,288	3,914,352	3,652,449

STATEMENT OF OPERATIONS	GER		TRA		DIS
	2004	2003	2004	2003	2004	2003

Operating revenues
Electric energy supply	37,319	29,305	-	-	4,571,013	3,709,567
Electric energy sales to distributors	972,042	878,452	-	-	174,962	212,611
Use of transmission grid	-	-	367,291	286,665	80,526	14,606
Other operating revenues	15,715	14,677	2,273	3,127	63,439	47,677
Deductions from operating revenues	(88,113)	(60,233)	(22,104)	(21,637)	(1,459,364)	(1,198,056)
Net operating revenues	936,963	862,201	347,460	268,155	3,430,576	2,786,405
Operating expenses
Electric energy purchased for resale	(75,727)	(52,090)	-	-	(1,589,304)	(1,795,208)
Charges on use of transmission system	(59,606)	(49,181)	-	-	(489,597)	(377,574)
Personnel, pension fund and health care plan	(95,327)	(86,601)	(96,601)	(74,302)	(365,143)	(316,372)
Materials	(6,420)	(7,996)	(5,309)	(3,717)	(41,206)	(30,800)
Raw materials and inputs used in electric energy generation	(248,496)	(206,231)	-	-	-	-
Third party services	(45,310)	(43,076)	(12,961)	(9,127)	(153,804)	(140,850)
Depreciation and amortization	(101,311)	(100,607)	(36,546)	(35,072)	(142,275)	(137,428)
Regulatory charges	(63,579)	(46,934)	(922)	(488)	(293,827)	(171,193)
Other operating expenses	(7,877)	(23,434)	(6,904)	(6,719)	(223,960)	(34,452)
	(703,653)	(616,150)	(159,243)	(129,425)	(3,299,116)	(3,003,877)
Results from operations	233,310	246,051	188,217	138,730	131,460	(217,472)

Financial results, including exchange variations
Financial income	40,849	42,330	8,881	15,403	347,402	269,209
Financial expenses	(235,006)	(18,196)	(11,029)	(584)	(141,326)	(142,100)
	(194,157)	24,134	(2,148)	14,819	206,076	127,109
Operating profit (loss)	39,153	270,185	186,069	153,549	337,536	(90,363)
Non-operating income (expenses), net	456	1,078	(744)	(833)	(6,291)	(5,421)
Profit (loss) before taxation	39,609	271,263	185,325	152,716	331,245	(95,784)
Income tax and social contribution on net income	(12,186)	(53,296)	(37,781)	(31,192)	(124,253)	20,113
Net income (loss) for the year	27,423	217,967	147,544	121,524	206,992	(75,671)

Shown below are the financial statements at December 31, 2004 and 2003 of the wholly-owned subsidiaries: Copel Telecomunicações (TELECOM) and Copel Participações (PAR) and the subsidiary Companhia Paranaense de Gás – Compagas (COM):

ASSETS	TELECOM		PAR		COM
	2004	2003	2004	2003	2004	2003

Current assets
Cash and cash equivalents	193	403	316	249	20,204	19,673
Consumers and resellers, net	-	-	-	-	391,322	147,000
Services provided to third parties, net	3,406	2,718	-	-	-	-
Dividends receivable	-	-	7,753	9,950	-	-
Services in progress	-	-	231	231	-	-
Taxes and contributions recoverable	3,240	3,838	788	1,847	2	234
Storeroom inventories	2,609	3,305	-	-	363	28
Other receivables	411	373	80	70,705	2,279	5,899
	9,859	10,637	9,168	82,982	414,170	172,834
Long-term receivables
Consumers and resellers	-	-	-	-	886	933
Taxes and social contributions recoverable	11,772	11,808	6,068	4,449	2,487	2,408
Judicial deposits	234	168	-	-	-	-
Subsidiary, associated and parent companies	-	-	216,926	24,000	-	-
Other receivables	-	-	1,694	1,695	52	53,770
	12,006	11,976	224,688	30,144	3,425	57,111
Permanent assets
Investments	-		491,802	442,633	2	1
Property, plant and equipment	185,364	166,520	198	241	120,325	104,790
Deferred charges	-	-	-	-	129	260
	185,364	166,520	492,000	442,874	120,456	105,051

Total assets	207,229	189,133	725,856	556,000	538,051	334,996

LIABILITIES AND STOCKHOLDERS' EQUITY	TELECOM		PAR		COM
	2004	2003	2004	2003	2004	2003

Current liabilities
Loans and financing	-	-	-	-	6,295	6,166
Suppliers	1,945	3,461	35	31	371,494	142,736
Taxes and social contributions	1,102	897	460	328	10,807	1,578
Interest on equity	916	916	38,029	22,272	10,296	6,260
Payroll and labor provisions	4,310	3,534	736	819	620	484
Post-employment benefits	5,409	3,061	142	132	-	-
Regulatory charges	14	13	-	-	-	6
Other payables	25	7	1,791	2	1,712	6,601
	13,721	11,889	41,193	23,584	401,224	163,831
Long-term liabilities
Loans and financing	-	-	-	-	37,835	43,238
Post-employment benefits	19,742	22,232	654	828	723	411
Taxes and social contributions	-	-	-	-	6,955	2,652
Subsidiary, associated and parent companies	64,109	44,599	309,763	178,005	-	12,021
Provisions for contingencies	682	410	-	-	-	-
Gas not used	-		-	-	-	53,715
	84,533	67,241	310,417	178,833	45,513	112,037
Stockholders' equity
Capital	120,650	120,650	330,718	330,718	39,648	39,648
Capital reserves	701	701	-	-	-	-
Revenue reserves	107	107	43,528	22,865	51,666	19,480
Accumulated deficit	(12,483)	(11,455)	-	-	-	-
	108,975	110,003	374,246	353,583	91,314	59,128

Total liabilities and stockholders' equity	207,229	189,133	725,856	556,000	538,051	334,996

STATEMENT OF OPERATIONS	TELECOM		PAR		COM
	2004	2003	2004	2003	2004	2003

Operating revenues
Revenues from telecommunications	69,963	60,710	-	-	-
Distribution of piped gas	-	-	-	-	326,511	293,644
Other operating revenues	2	-	-	-	163	501
Deductions from operating revenues	(10,238)	(8,694)	-	-	(38,733)	(37,305)
Net operating revenues	59,727	52,016	-	-	287,941	256,840
Operating expenses
Personnel, pension fund and health care plan	(26,046)	(21,352)	(4,004)	(3,399)	(4,429)	(3,580)
Materials	(1,286)	(958)	(10)	(62)	(201)	(216)
Gas purchased for resale and inputs	-	-	-	-	(207,948)	(200,153)
Third party services	(5,739)	(5,637)	(446)	(620)	(2,576)	(1,654)
Depreciation and amortization	(24,252)	(19,189)	(44)	(46)	(4,482)	(3,890)
Regulatory charges	(162)	(165)	-	-	-	-
Other operating expenses	(3,182)	(2,606)	14	(137)	(1,555)	(1,820)
	(60,667)	(49,907)	(4,490)	(4,264)	(221,191)	(211,313)
Results from operations	(940)	2,109	(4,490)	(4,264)	66,750	45,527
Equity in earnings of other companies	-	-	23,151	31,228	-	-
Financial results
Financial income	1,133	1,960	21,471	545	3,033	4,711
Financial expenses	(636)	(375)	(1,572)	(138)	(7,506)	(7,877)
	497	1,585	19,899	407	(4,473)	(3,166)
Operating profit (loss)	(443)	3,694	38,560	27,371	62,277	42,361
Non-operating income (expenses), net	(158)	(308)	399	23,489	6	-
Profit (loss) before taxation	(601)	3,386	38,959	50,860	62,283	42,361
Income tax and social contribution on net income	(427)	(1,243)	242	(3,089)	(18,930)	(12,958)
Net income (loss) for the year	(1,028)	2,143	39,201	47,771	43,353	29,403

49. Subsequent Events

Tariff discount reduction – As from February 1, 2005, the average discount granted to consumers who pay bills on time was reduced to be 8.2% on the tariffs of ANEEL Resolution 146/04, resulting in an average adjustment of 5%.

Debentures – In February 2005, Copel successfully renegotiated the 2nd series of the 2nd issue of debentures, in the amount of R$ 100,000, to the DI rate plus 1.5% p.a. Prior to the renegotiation, the rate was DI plus 1.75% p.a. In March 2005, Copel filed with the CVM a request for recording a Debenture Program of R$ 1,000,000. The 1st series of this program will amount to R$ 400,000, to be used to pay Eurobonds of US$ 150,000 issued in 1997.

AUDIT BOARD

PAULO ROBERTO TROMPCZYNSKI
NELSON PESSUTI
ANTONIO RYCHETA ARTEN
ARIOVALDO DOS SANTOS
ERNESTO RUBENS GELBCKE

BOARD OF DIRECTORS

JOÃO BONIFÁCIO CABRAL JÚNIOR
RUBENS GHILARDI
ACIR PEPES MEZZADRI
LUIZ ANTÔNIO ROSSAFA
LINDSLEY DA SILVA RASCA RODRIGUES
SÉRGIO BOTTO DE LACERDA
FRANCELINO LAMY DE MIRANDA GRANDO
AMÉRICO ANTONIO GAION
LAURITA COSTA ROSA

EXECUTIVE BOARD

RUBENS GHILARDI
CEO
Finance and Investor Relations Officer

LUIZ ANTÔNIO ROSSAFA
Corporate Management Officer

RONALD THADEU RAVEDUTTI
Distribution Officer

JOSÉ IVAN MOROZOWSKI
Electric Energy Generation and Transmission and Telecommunications Officer

ASSIS CORRÊA
Legal Officer

ACCOUNTANT

EDSON GILMAR DAL PIAZ BARBOSA
Contador - CRC-PR-023798/O-0

Report of Independent Auditors

To the Board of Directors and Stockholders
Companhia Paranaense de Energia - COPEL

1 We have audited the accompanying balance sheets of Companhia Paranaense de Energia - COPEL and the consolidated balance sheets of Companhia Paranaense de Energia - COPEL and its subsidiaries as of December 31, 2004 and 2003, and the related statements of income, of changes in stockholders’ equity and of changes in financial position of Companhia Paranaense de Energia – COPEL, as well as the related consolidated statements of income and of changes in financial position, for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Companhia Paranaense de Energia - COPEL and of Companhia Paranaense de Energia - COPEL and its subsidiaries at December 31, 2004 and 2003, and the results of operations, the changes in stockholders’ equity and the changes in financial position of Companhia Paranaense de Energia – COPEL, as well as the consolidated results of operations and of changes in financial position, for the years then ended, in accordance with accounting practices adopted in Brazil.

4 As mentioned in Note 41 to the financial statements, the Company is challenging the calculations made by the Wholesale Energy Market (MAE), which take into consideration the decisions of the National Agency of Electric Energy (ANEEL) contained in ANEEL Decision No. 288/2002 and ANEEL Resolution No. 395/2002, because the Company believes that these regulations introduced changes in market rules prevailing at the time when the transactions occurred. The amount payable involved is approximately R$ 534,000 thousand, which was not recorded by the Company based on the opinion of its external and internal legal counsel who, respectively, believe that the chances of a favorable outcome for the Company are probable and possible.

Curitiba, March 24, 2005

PricewaterhouseCoopers               Valdir Renato Coscodai

Auditores Independentes              Contador

CRC 2SP000160/O-5 "F" PR           CRC 1SP165875/S-2 "S" PR

Opinion of the Audit Board

The Audit Board of Companhia Paranaense de Energia (COPEL), in compliance with legal and statutory provisions, in addition to having accompanied the economic and financial management of the Company – by analyzing its trial balances - examined the Financial Statements (parent company and consolidated) as of and for the year ended December 31, 2004, comprising the Balance Sheet and other Financial Statements, as well as the Management Report, and considered all the points contained in the Report of PricewaterhouseCoopers Auditores Independentes, as well as the information and explanations provided by these independent auditors, is of the opinion that the financial statements present fairly the financial position of the Company and its subsidiaries and the corresponding results of its operations and are appropriate to be presented for the appreciation and approval of the Company’s stockholders.

Curitiba, March 18, 2005

PAULO ROBERTO TROMPCZYNSKI

Chairman

ANTÔNIO RYCHETA ARTEN                    NELSON PESSUTI

ARIOVALDO DOS SANTOS                                                              ERNESTO RUBENS GELBCKE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 02, 2005

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.